African Development Bank

Financial Statements
period ended 31 March 2026

BALANCE SHEET AS AT 31 MARCH 2026 AND 31 DECEMBER 2025

(UA thousands)

ASSETS		2026	2025
CASH and DUE FROM BANKS (Note E)		713,126	710,559
DEMAND OBLIGATIONS		845	990
TREASURY INVESTMENTS (Note F)			
Treasury Investments at Fair value	10,437,125		6,688,914
Treasury Investments at Amortized cost	12,018,909		11,717,175
		22,456,034	18,406,089
DERIVATIVE ASSETS (Note G)		806,914	790,238
ACCOUNTS RECEIVABLE (Note H)			
Accrued Income and Charges receivable on loans	734,449		707,078
Other Accounts Receivable	869,431		919,167
		1,603,880	1,626,245
DEVELOPMENT FINANCING ACTIVITIES			
Loans, net (Note C & H)	25,675,310		25,772,509
Hedged Loans - Fair value adjustment (Note G)	(206,306)		(141,789)
Equity Participations (Note I)	1,193,039		1,107,837
		26,662,043	26,738,557
OTHER ASSETS			
Property and Equipment and Intangible Assets (Note J)	60,654		61,699
Employee Benefit Assets (Note R)	193,958		190,695
Miscellaneous	258		260
		254,870	252,654
TOTAL ASSETS		**52,497,712**	**48,525,332**
LIABILITIES AND EQUITY			
ACCOUNTS PAYABLE (NOTE L)			
Accrued Financial Charges	598,343		840,596
Other Accounts Payable	889,150		778,001
		1,487,493	1,618,597
EMPLOYEE BENEFIT LIABILITIES (Note R)		282,418	274,280
DERIVATIVE LIABILITIES (Note G)		2,117,024	2,127,891
BORROWINGS (Note K)			
Borrowings at Fair value	34,644,958		30,942,424
Borrowings at Amortized cost	271,932		262,365
		34,916,890	31,204,789
TOTAL LIABILITIES		**38,803,825**	**35,225,557**
EQUITY (NOTE M)			
Capital			
Subscriptions paid	8,236,470		8,015,104
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(143,995)		(150,224)
Subscriptions Paid (net of CEAS)		8,092,475	7,864,880
Subordinated Notes			
Hybrid Capital		927,781	927,781
Reserves		4,673,631	4,507,114
TOTAL EQUITY		13,693,887	13,299,775
TOTAL LIABILITIES AND EQUITY		**52,497,712**	**48,525,332**

The accompanying notes to the financial statements form part of this statement

INCOME STATEMENT
FOR THE PERIOD ENDED 31 MARCH 2026 AND 31 MARCH 2025

(UA thousands)	2026	2025
OPERATIONAL INCOME & EXPENSES		
Income from:		
Loans and related derivatives (Note N)	315,874	329,944
Treasury Investments and related derivatives (Note N)	153,696	125,086
Equity Participation Investments -Dividends (Note I)	1,767	1,109
Other Securities	6,882	6,497
Total Income from Loans and Treasury Investments	478,219	462,636
Borrowing Expenses (Note P)	(315,947)	(297,463)
Interest and amortized issuance costs	(259,897)	(174,057)
Net interest on borrowing-related derivatives	(56,050)	(123,406)
Losses on Borrowings at FVTPL and related derivatives (Note P)	(23,719)	(68,492)
Net Impairment writeback/(provisions) (Note H)	4,455	(29,168)
Loan principal (Note C)	(665)	(26,691)
Loan charges (Note C)	(1,134)	(2,683)
Undisbursed loans (Note C)	6,254	206
Impairment provisions on Financial Guarantees (Note C)	(1,362)	3,573
Impairment provisions on Treasury Investments (Note C)	(441)	(4)
Impairment write-backs/(provisions) on Equity Accounted Investments (Note I)	(4,993)	-
Currency translation losses	16,273	(5,883)
Other income (Note O)	4,352	3,646
Net Operating Income	**156,837**	**68,845**
OTHER OPERATING EXPENSES		
Administrative Expenses (Note Q)	(50,317)	(51,439)
Depreciation and Amortization (Note J)	(4,280)	(4,644)
Sundry expenses	(1,055)	(1,478)
Total Other Operating Expenses	(55,652)	(57,561)
Net Income before distributions approved by the Board of Governors	**101,185**	**11,284**
Distributions of income approved by the Board of Governors	-	-
NET INCOME FOR THE PERIOD	**101,185**	**11,284**

STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE PERIOD ENDED 31 MARCH 2026 AND 31 MARCH 2025

(UA thousands)	2026	2025
NET INCOME FOR THE PERIOD	**101,185**	**11,284**
OTHER COMPREHENSIVE INCOME		
Items that will be subsequently reclassified to the income statement		
Reclassification adjustments- fair value gains on Cash flow hedge	278	290
Total items that will be reclassified to income statement	278	290
Items that will not be subsequently reclassified to the income statement		
Net fair value gains on Equity Investments at FVOCI	78,653	18,771
Unrealized fair value losses on Borrowings at FVTPL - 'own credit'	(13,599)	(7,717)
Total items that will not be reclassified to income statement	65,054	11,054
Total other comprehensive income for the period	65,332	11,344
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	**166,517**	**22,628**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED 31 MARCH 2026

(UA thousands)

	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscription	Hybrid Capital	Retained Earnings	Reserves		Unrealized Gains/ (Losses) on Borrowings at FVTPL - 'Own Credit'	Cashflow Hedge Reserve	Total Equity
					Remeasurement of Defined Benefit Plan	Net Gains/(losses) on Financial Assets at FVOCI			
Balance at 1 January 2025	**7,533,477**	**(146,706)**	**563,859**	**4,054,765**	**55,111**	**21,093**	**165,492**	**(10,705)**	**12,236,386**
Net income for the period	-	-	-	**11,284**	-	-	-	-	**11,284**
Other comprehensive income:									
Items that will be subsequently reclassified to the income statement									
Reclassification adjustments on fair value	-	-	-	-	-	-	-	290	290
Items that will not be subsequently reclassified to the income statement									
Net fair value gains on Equity Investments at FVOCI	-	-	-	-	-	18,771	-	-	18,771
Unrealized fair value losses on Borrowings at FVTPL - 'own credit'	-	-	-	-	-	-	(7,717)	-	(7,717)
Total other comprehensive income	-	-	-	-	-	**18,771**	**(7,717)**	**290**	**11,344**
Total comprehensive income for the period	-	-	-	**11,284**	-	**18,771**	**(7,717)**	**290**	**22,628**
Net increase in paid-up capital	146,827	-	-	-	-	-	-	-	146,827
Net conversion gains on new subscription	-	2,120	-	-	-	-	-	-	2,120
Balance at 31 March 2025	**7,680,304**	**(144,586)**	**563,859**	**4,066,049**	**55,111**	**39,864**	**157,775**	**(10,415)**	**12,407,961**

AFRICAN DEVELOPMENT BANK

(UA thousands)	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscription	Hybrid Capital	Retained Earnings	Remeasurement of Defined Benefit Plan	Net Gains/(losses) on Financial Assets at FVOCI	Unrealized Gains/(Losses) on Borrowings at FVTPL - 'Own Credit'	Cashflow Hedge Reserve	Total Equity
Balance at 1 January 2026	**8,015,104**	**(150,224)**	**927,781**	**4,247,468**	**160,511**	**19,587**	**89,124**	**(9,576)**	**13,299,775**
Net income for the period	-	-	-	101,185	-	-	-	-	**101,185**
Other comprehensive income:									
Items that will be subsequently reclassified to the income statement									
Reclassification adjustments on fair value gains on cash flow hedge	-	-	-	-	-	-	-	278	278
Items that will not be subsequently reclassified to the income statement									
Net fair value gains on Equity Investments at FVOCI	-	-	-	-	-	78,653	-	-	78,653
Unrealized fair value losses on Borrowings at FVTPL - 'own credit'	-	-	-	-	-	-	(13,599)	-	(13,599)
Total other comprehensive income	-	-	-	-	-	78,653	(13,599)	278	**65,332**
Total Comprehensive income for the period	-	-	-	101,185	-	78,653	(13,599)	278	**166,517**
Net increase in paid-up capital	221,366	-	-	-	-	-	-	-	221,366
Net conversion gains on new subscription	-	6,229	-	-	-	-	-	-	6,229
Balance at 31 March 2026	**8,236,470**	**(143,995)**	**927,781**	**4,348,653**	**160,511**	**98,240**	**75,525**	**(9,298)**	**13,693,887**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED 31 MARCH 2026 AND 31 MARCH 2025

(UA thousands)	2026	2025
OPERATING ACTIVITIES:		
Net income for the year	101,185	11,284
Adjustments to reconcile net income to net cash provided by **Operating Activities:**		
Depreciation and Amortization	4,280	4,644
Net impairment provisions/ (write-back) on Loan Principal and Charges	(4,455)	29,168
Impairment provisions on Treasury Investments	441	4
Impairment provisions/ (write-back) on Financial Guarantees	1,362	(3,573)
Impairment provisions on Equity Accounted Investments	4,993	-
Unrealized losses/(gains) on Treasury Investments and related derivatives	6,455	(16,362)
Amortization of discount or premium on Treasury Investments at amortized cost	(5,044)	(1,833)
Amortization of Borrowing issuance costs	(1)	(82)
Unrealized losses on Borrowings at FVTPL and related derivatives	23,719	68,492
Currency translation (gains)/losses	(16,273)	5,883
Share of gains on Equity Accounted Investments	(4)	-
Net movements in Derivatives	332,264	(36,159)
Changes in Accrued Income on Loans	(28,505)	(4,721)
Changes in Accrued Financial Charges	(242,253)	(325,990)
Changes in Employee Benefit Assets & Liabilities	4,876	4,950
Changes in Other Accounts Receivable and Payable	(283,306)	415,288
Net cash used in Operating Activities	**(100,266)**	**150,993**
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on Loans	(522,661)	(844,671)
Repayments of Loans	628,968	526,175
Investments maturing after 3 months of acquisition:		
Treasury investments at FVTPL	(4,033,132)	(2,000,647)
Treasury investments at amortized cost	(280,801)	(203,769)
Acquisition of Property and Equipment	(3,236)	(2,775)
Disbursements on Equity Participations	(19,551)	(15,746)
Repayments on Equity Participations	15,383	2,693
Net cash used in Investing, Lending and Development activities	**(4,215,030)**	**(2,538,740)**
FINANCING ACTIVITIES:		
New borrowings	5,850,979	3,013,055
Repayments on borrowings	(2,032,419)	(824,525)
Proceeds from Capital Subscriptions	227,596	148,946
Net cash generated from Financing Activities	**4,046,156**	**2,337,476**
Net increase in cash and cash equivalents	**(269,140)**	**(50,271)**
Effect of exchange rate changes on cash and cash equivalents	(13,214)	11,887
Cash and cash equivalents at the beginning of the period	1,961,314	2,004,842
Cash and cash equivalents at end of the period	**1,678,960**	**1,966,458**
COMPOSED OF:		
Investments maturing within 3 months from acquisition:		
Investments at fair value through profit and loss	965,834	975,913
Cash	713,126	990,545
Cash and cash equivalents at the end of the period	**1,678,960**	**1,966,458**
SUPPLEMENTARY DISCLOSURE		
1. Cash flow from Interests and Dividends:		
Interest paid	(73,694)	(1,471,790)
Interest received	407,816	1,414,448
Dividend received	1,767	20,218
2. Movement resulting from exchange rate fluctuations:		
Loans	92,545	(9,532)
Borrowings	169,110	(160,128)
Currency swaps	(359,339)	335,751

The accompanying notes to the financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 MARCH 2026

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (AfDB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its Regional Member Countries. The Bank's headquarters is located in Abidjan, Côte d'Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance.

The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the Regional Member Countries. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries, and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank on behalf of Nigeria. The AfDB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the AfDB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B—SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

The Bank's individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The material accounting policy information applied in the preparation of the financial statements is summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate (EIR) for the time such an instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount. Interest income is recognized on loans and treasury investments.

Fee and commission income and fee commission expenses are recognized in the income statement when due in line with the contract, giving rise to the income or expenses.

Loan origination and similar fees are deferred and recognized over the life of the related loan or financial product as an adjustment of the yield. The amortization of origination fees for loans and related financial products is included in income statement.

Realized and unrealized fair value gains or losses are recognized in the income statement on financial assets and financial liabilities (including derivatives) classified as measured at fair value through profit or loss (FVTPL).

Dividends are recognized on Equity Participation instruments classified as measured at fair value through other comprehensive income (FVOCI) when the Bank's right to receive the dividends is established.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21, The Effects of Changes in Foreign Exchange Rates, the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies.

The UA is also the currency in which the financial statements are presented. The value of the UA is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 31 March 2026 and 31 December 2025 are reported in Note T. Non-monetary assets and liabilities are translated into UA at historical rates.

Currency translation changes (gains or losses) are recognized in the income statement in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. When currencies are translated into other currencies, the resulting gains or losses are recognized in the income statement.

The currency translation changes arising from capital subscription payments are reported in the equity component of the balance sheet as the Cumulative Exchange Adjustment on Subscriptions (CEAS) as they arise from transactions with member countries. The currency translation gains or losses represent the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt.

Member Countries' Subscriptions

The Bank classifies financial instruments as financial liabilities or equity instruments in accordance with the substance of the contractual arrangements of the instruments and the definition under IAS 32. Issued financial instruments or their components are classified as liabilities if the contractual arrangements result in the Bank having a present obligation to deliver either cash or another financial asset to the holder of the instrument. If this is not the case, the instrument is generally classified as an equity instrument and the proceeds are included in equity, net of transaction costs.

The Bank's member countries' subscriptions meet the conditions for classification as equity with features of puttable financial instruments that include contractual obligations for repurchase or redemption for cash or another financial asset when certain conditions are met.

Although the Agreement establishing the AfDB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any member indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members, who include both African and non-African countries, are committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as at 31 March 2026, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a country, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date." The Bank may partially or fully offset amounts due for shares purchased against the members' liabilities on loans and guarantees due to the Bank.

The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined.

In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, under the Bank's callable capital provisions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

In the event that a member was to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits
Short-term Employee Benefits

Short-term benefits (such as wages, salaries, bonuses etc.) are employee benefits expected to be settled within 12 months of the balance sheet date. Short-term employee benefits are recorded as expenses in the income statement as the related service is provided. A liability is recognized for the amount expected to be paid if the Bank has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Postemployment Benefits

The Bank operates a post-employment benefit plan that combines the features of a defined benefit (DB) and a defined contribution (DC) plan into a hybrid pension structure which are explained below.

Defined Contribution Plans

Under the defined contribution plan component of the hybrid pension scheme, the Bank and its employees pay fixed contributions to an externally administered fund with an investment grade credit rating on behalf of the participants. The retirement benefits of the participants depend solely on the contributions made and the plan's investment performance. The Bank has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The contributions are recognized as pension expenses in the income statements when they are due. Contributions not yet transferred to the fund are recorded in accounts payable on the balance sheet and are transferred within the shortest possible time frame.

Defined Benefit Plans

The Bank also operates a Staff Retirement Plan (SRP) as part of the hybrid pension scheme, that is accounted for as a defined benefit plan. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as accrual rate, age, contribution years of service and average remuneration. The liability recognized in the balance sheet in respect of defined benefit is the present value of the defined benefit Plan obligation at the balance sheet date less the fair value of plan assets.

The calculation of the cost of providing benefits for the defined benefit plan is performed annually by a qualified actuary using the Projected Unit Credit Method[6]. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments.

Remeasurement of net defined benefit obligation comprises actuarial gains and losses as well as the differences between interest calculated at the discount rate and real returns on assets (excluding any net change in effect of asset ceiling). Remeasurements are recognized immediately in other comprehensive income (OCI) in the year they occur. Net interest expenses and other expenses related to the defined benefit plan are recognized in the income statement.

When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relate to past service or the gain or loss on curtailment is recognized immediately in income statement. The Bank recognizes gains and losses on settlement of a defined benefit plan when the settlement occurs.

Medical Benefit Plan

The Bank also operates a defined Medical Benefit Plan (MBP), which provides post-employment health care benefits to eligible former staff, including retirees. Membership of MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement health care benefit is usually conditional on the employee contributing to the plan up to retirement age and the completion of a minimum service period.

The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

The MBP is accounted for as a defined benefit plan. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement.

The liability recognized in the balance sheet in respect of MBP is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The calculation of the cost of providing benefits for the MBP is performed annually by a qualified actuary using the Projected Unit Credit Method.

---

[6]The Projected Unit Credit method ensures that pension liabilities are recognized in a manner that reflects the long-term nature of the obligation, with gradual accrual of pension benefits over time. It uses projected salary increases and actuarial assumptions to measure the obligation, and the resulting expenses and liabilities are reflected appropriately in both the balance sheet and the income statement, while actuarial gains and losses reported in OCI

Remeasurement of net defined benefit obligation comprises actuarial gains and losses as well as the differences between interest calculated at the discount rate and real returns on plan assets (excluding any net change in effect of asset ceiling). Remeasurements are recognized immediately in OCI in the year they occur. Net interest expenses and other expenses related to the MBP are recognized in the income statement.

The details of the Bank's employee benefits and compensations are included in Note R—Employee Benefit.

Financial Instruments
Initial Recognition and Measurement

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations. All financial assets and financial liabilities are initially recognized at fair value plus, for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition or issue.

Subsequent Measurement

1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and subsequently classifies its financial assets into the following categories: financial assets at amortized cost, financial assets at FVTPL, and financial assets at FVOCI, based on two criteria:

·   the Bank's business model for managing the financial assets; and

·   the contractual cash flow characteristics of the financial assets.

In line with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public sector, are for the promotion of the economic development of its member countries and not for trading to realize fair value changes or short-term trading.

i) Financial Assets at Amortized Cost

A financial asset is subsequently classified as measured at "amortized cost" only if the financial asset meets two criteria: the objective of the Bank's business model is to hold the asset to collect the contractual cash flows, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investments is considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

Financial assets other than those classified at amortized cost are classified as measured at fair value through profit or loss or other comprehensive income, as appropriate, if either of the two criteria above is not met.

Financial assets at amortized cost include cash and cash equivalents, loans and other advances to borrowers, certain debt treasury investments including repurchase agreements and demand obligations that meet the criteria of financial assets classified as measured at amortized cost. Account Receivables comprise accrued income and charges or interest receivables from loans and treasury investments and other amounts receivable. Loans and other financial assets that meet the hold to collect contractual cashflows business model and solely payment of principal and interest criteria are carried at amortized cost using the effective interest method.

Loans with conversion options that could substantially change the future cash flows from the loan do not usually represent solely payments of principal and interest and are measured at FVTPL. The fair value of such loans with conversion options is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans.

Debt investments classified as financial assets as measured at amortized cost include non-derivative treasury investments with fixed or determinable payments and fixed maturities including repurchase agreements i.e. asset backed investments. These investments are subsequently measured at amortized cost using the effective interest method.

ii) *Financial Assets at Fair Value through Profit or Loss*

Financial assets that do not meet the amortized cost criteria as described above are subsequently measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which the criteria for recognition at amortized cost are not met. Realized and unrealized gains or losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives (financial and commodities) are usually categorized as financial assets at FVTPL.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. Such debt instrument may be designated as measured at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different measurement bases.

iii) *Financial Assets at Fair Value through Other Comprehensive Income—Equity*

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with the gains and losses arising from fair value measurement recognized in other comprehensive income and transferred to appropriate reserve in equity. The cumulative gains or losses in equity are not reclassified to income statement on disposal or derecognition of the equity investments but may be reclassified to retained earnings. Dividends earned from such investments are recognized in the income statement unless the dividends clearly represent a repayment of part of the cost of the investment, in which case, they are recognized against the carrying amount of the equity investment (usually for Equity Accounted investments).

Recognition and Derecognition of Financial Assets

Regular way purchases and sales of financial assets are recognized and derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs.

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred or in which the Bank neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that qualify for derecognition that is created or retained by the Bank is recognized as a separate asset or liability on the Balance sheet.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in OCI is recognized in the income statement. Any cumulative gain/loss recognized in OCI and retained in the reserve in respect of equity instruments designated as at FVOCI is not recognized in the income statement on disposal or derecognition of such instruments but may be reclassified to reserves.

Where the Bank enters into bilateral transactions (for example, sale and repurchase agreements or similar transactions) in which it transfers financial assets recognized on its Balance sheet for consideration but retains either all or substantially all of the risks and rewards of the transferred assets or a portion, the transferred assets are not derecognized on the balance sheet. In essence, if the Bank transfers assets in a transaction that does not result in derecognition because the Bank has retained substantially all the risks and rewards of ownership, the Bank shall continue to recognize the transferred asset in its entirety or a portion and shall recognize a financial liability for the consideration received on the transaction date. In subsequent periods, the Bank shall recognize any income on the transferred asset and any expense incurred on the financial liability.

Where the Bank receives a non-cash asset pledged as a collateral (e.g. debt securities or a commodity such as gold) in a bilateral transfer of consideration that does not result in derecognition (e.g. repurchase agreement or asset-backed investments), the non-cash asset is not recognized on the Balance sheet (i.e. treated as off-balance sheet) because the transferor continues to retain substantial risks and rewards of ownership. In this case, the Bank classifies the transaction as measured at amortized cost and recognizes a receivable or repurchase receivable including interest income using the effective interest rate over the tenor of the transaction.

Securities Purchased under Resale Agreements, Securities Lent under Securities Lending Agreements and Securities Sold under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under bilateral resale or repurchase agreements, securities lent under bilateral securities lending agreements, and securities sold under bilateral resale or repurchase agreements are normally recorded at fair value on the transaction date. For securities (or commodities such as gold) purchased or pledged as collateral under repurchase agreements, the Bank does not recognize the securities on the Balance sheet but monitors the fair value and, if necessary, closes out transactions and enters into new repriced transactions as it has rights to take over the securities pledged as collateral on default. The securities transferred to counterparties and securities transferred to the Bank under the resale or repurchase agreements and security lending arrangements do not meet the accounting criteria for treatment as a sale and thus not derecognized because substantial risks and rewards of ownership of the transferred assets have not been transferred.

Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank's balance sheet (i.e. treated as off-balance sheet). In cases where the Bank enters into a "reverse repo" or "repos"—that is, purchases an asset (or commodity like gold) for consideration and simultaneously enters into an agreement to resell the same asset at a fixed price on a future date—a receivable from the repurchase agreement or repurchase receivable is recognized in the statement of financial position. Income on the consideration given is recognized using the effective interest rate and the underlying asset is not recognized in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2)   Financial Liabilities

In the ordinary course of its business, the Bank borrows funds in major capital markets for lending and liquidity management purposes. The Bank issues different debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors: ensuring timeliness in meeting cash flow requirements, optimizing asset and liability management (with the objective of mitigating exposure to financial risks), and providing cost-effective funding.

In addition to long and medium-term borrowing, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest rate method. Borrowing expenses are recognized in the income statement and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest rate (EIR) method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note C to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest free.

The Bank classifies its financial liabilities including borrowings as subsequently measured as follows.

i)   *Financial Liabilities at Fair Value through Profit or Loss*

The Bank classified a certain portion of its borrowings at FVTPL. This category has two subcategories: financial liabilities held for trading and those designated at FVTPL at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating rate debt using derivative contracts. In these cases, the designation of the borrowing at FVTPL is made to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes in the Bank's financial liabilities that are designated as at FVTPL are presented as follows.

·   the amount of change in the fair value that is attributable to changes in the Bank's "own credit risk" are presented in OCI; and

·   the remaining amount of change in the fair value is presented in the income statement.

Amounts presented in OCI are never reclassified to the income statement when the liability is settled or derecognized. However, the Bank transfers the cumulative gain or loss within equity i.e. to retained earnings.

ii)   *Other Liabilities*

All financial liabilities and borrowings that are not derivatives or designated at FVTPL are subsequently measured at amortized cost. These include borrowings at amortized cost, accrued finance charges on borrowings and other accounts payable and liabilities. All financial liabilities are derecognized when they are discharged or canceled or when they expire.

iii)   *Financial Guarantee Contracts*

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank writes or issues financial guarantee contracts—which are not managed on a fair value basis—to its clients, including banks, financial institutions and other parties. IFRS 9 requires written or issued financial guarantee contracts to be initially recognized at fair value. The fair value of a financial guarantee contract issued in a standalone arm's length transaction to an unrelated third party is likely equal to the amount of premium received.

Financial guarantee contracts that are not managed on a fair value basis are subsequently measured at the higher of the loss allowance determined in accordance with IFRS 9 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with IFRS 15.

The Bank applies the derecognition principles when it purchases transactions that meet the definition of a financial guarantee contract and uses judgement to apply the relevant guidance in IFRS to determine whether a purchased financial guarantee contract is an integral element of the loan or debt instrument or should be accounted for as a separate contract in the financial statements.

Where the Bank is the buyer or holder of a transaction (e.g. credit protection or similar activities) that meets the definition of a financial guarantee contract, it applies judgement to determine whether the financial guarantee contract is an integral element of the loan (or pool of loans instruments) or should be recognized as a separate contract on the financial statements. When measuring ECLs, IFRS 9 requires that the estimate of expected cash shortfalls shall reflect the cash flows expected from collateral and other credit enhancements that are part (but not limited to those explicitly stated) of the contractual terms and are not recognized separately. Accordingly, when the purchased financial guarantee contract is deemed integral to the loan, the cashflows expected from the credit protection (or similar activities) and credit enhancements are included in the ECLs estimation of the loan and the cost is treated as a transaction cost included in EIR. In this case, the cash flow from the purchased financial guarantee contract is not accounted for as a separate contract on the financial statements.

Financial guarantee contracts managed on a fair value basis are subsequently designated and measured at FVTPL, with fair value gains or losses recognized in the income statement.

iv)   *Loan commitments—Undisbursed loan*

The Bank issues commitments to disburse or grant loans to its customers as part of its lending activities. Undisbursed loans are firm commitments to provide loans to customers under prespecified terms and conditions. It is the Bank's commitment to make available a specified amount of loan or line of credit to a specified obligor under specified credit terms and business objective.

For accounting purposes, commitments to provide a loan at a below market interest rate are initially measured at fair value. Subsequently, they are measured at the higher of the loss allowance determined in accordance with IFRS 9 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with IFRS 15.

Issued Financial Instruments—Equity and Financial Liability

When an entity (e.g. the Bank) issues a financial instrument, it applies the requirements of IAS 32 *Financial Instruments: Presentation* to classify such instrument either as a financial liability or equity. This determination is based on the substance of the contractual arrangement and the definitions of a financial liability and equity instrument.

A financial instrument is classified as a financial liability where the Bank has a contractual obligation to deliver cash or other financial assets or exchange financial assets or financial liabilities under conditions that are potentially unfavourable to the Bank. Also, a financial instrument that creates an obligation is classified as a financial liability if the entity does not have the unconditional right to avoid delivering cash or another financial asset in settlement of that obligation i.e. there is a contractual obligation to mandatorily redeem the instruments cash flows (i.e. principal and interest) over a maturity date.

Equity is any instrument that evidences a residual interest in an entity's assets after deducting all liabilities. A financial instrument is classified as equity where the Bank:

· *does not have any contractual obligation* to deliver cash or other financial assets or exchange financial assets or financial liabilities under conditions that are not potentially unfavourable to the Bank.

· *intends or will settle the instrument in its own equity instrument:*

   · The instrument is a nonderivative that includes no contractual obligation to deliver a variable number of its own equity instrument or

   · The instrument is a derivative that will be settled only by exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Hybrid Capital Instrument

The Bank issued deeply subordinated and perpetual Hybrid Capital or notes as part of its capital raising activities. These hybrid instruments are unsecured and ranks pari passu amongst other hybrid capital instruments and contain discretionary call or redemption, coupon, and permanent write-down features. At its sole and absolute discretionary and contractual rights, the Bank retains the contractual right to call or redeem the hybrid capital early, including upon the occurrence of rating methodology changes, accounting events, or substantial repurchase events.

The Hybrid Capital carries a discretionary coupon, which the Bank may unilaterally declare and pay, cancel or defer indefinitely. The Hybrid Capital also includes a permanent write-down feature that would be triggered if certain events occur in future and the permanent write-down feature, cancellation or indefinite deferral of interest will not constitute a default event. Holders do not have any ownership or voting rights, and the Bank does not have a contractual obligation to repay either principal or coupon.

The Bank have had two issuances of the Hybrid Capital Notes with similar terms and conditions.

Based on the instrument's contractual terms and IFRS requirements, the Hybrid Capital meets the definition of equity and was consequently classified and presented under equity in the Bank's financial statements. Accordingly, any consideration received (e.g. Issue Proceeds) will be added directly to equity. Also, any consideration paid (e.g. transaction costs, discretionary coupons and principal, if declared and approved, will be deducted directly from equity. When the Issue Proceed is denominated in foreign currency, the Hybrid Capital will be recognized at historical cost and is not subsequently remeasured over time. The accounting of the issued Hybrid Capital will not have any impact on the income statement (when the Hybrid Capital proceeds is invested in Treasury investment assets, it would be classified under the financial asset classification principles and any associated income, gains or losses would be recognized in the income statement or OCI accordingly, depending on assigned classification category).

Derivatives

The Bank uses derivative instruments in its portfolios for asset-liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at 31 March 2026, the Bank had a hybrid loan (with zero balance) classified and measured at FVTPL in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in the income statement. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in the income statement.

Derivative Credit Valuation (CVA) and Funding Valuation Adjustment (FVA)

CVA (Credit Valuation Adjustment) and FVA (Funding Valuation Adjustment) are both adjustments made to the value of financial derivatives and other contracts to account for various risk factors, specifically related to credit and funding costs. The Bank calculates CVA to reflect counterparty credit risk exposure, while the FVA is calculated to reflect the cost of funding (for example, the cost the Bank incurs to finance a swap). Valuation adjustment for counterparty and funding risk (CVA/FVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank's "own credit" quality. This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined based on the expected positive exposure of the Bank vis-à-vis the counterparty, the FVA is calculated based on the expected negative exposure of the Bank vis-à-vis the counterparty, and the funding spreads, on a counterparty basis. These calculations are recognized over the life of potential exposure and concentrate on the use of observable and relevant market data.

Hedge Accounting

The Bank applies hedge accounting with the objective of representing in the financial statements, the effect of its risk management activities involving the use of financial instruments to manage exposures arising from particular risks that could affect profit or loss (or in some cases OCI). Hedge accounting helps to modify the normal basis for recognizing gains and losses arising from hedging instruments and hedged items in a hedging relationship so that both are recognized in the profit or loss (or OCI) in the same accounting period. On adopting IFRS 9, the Bank's policy choice was to continue applying the requirements of IAS 39 regarding hedge accounting until the proposed "Financial Instruments: Accounting for Dynamic Risk Management" standard is completed and mandatorily effective.

At inception of the hedge, the Bank designates and documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument has an economic relationship with the hedged items in offsetting changes in their fair values or cash flows. In this, the Bank performs reliably measurable prospective and retrospective hedge effectiveness to assess that the hedge was expectedly and highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk in line with the documented risk management strategy. Hedge accounting is prospectively discontinued when the Bank's risk management objective for the hedging relationship has changed and revokes the designation, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting, or when a forecast transaction (i.e. cash flow hedge) is not expected to occur again.

Fair Value Hedges

The Bank applies fair value hedge accounting to exposure to changes in fair value of a recognized asset or liability, an unrecognized commitment (or a specified portion) that is attributable to a particular item that could affect the income statement. In this, the Bank uses interest rate swaps contracts (or other qualifying derivatives) to hedge interest rate risk exposure associated with its fixed rate loans and other eligible financial instruments.

The Bank applies fair value hedge accounting to interest rate swaps contracts to hedge the interest rate risk exposure associated with its fixed rate loans and other eligible financial instruments.

For all eligible fair value hedge relationships, the change in the fair value arising from remeasuring the hedging instrument is recognized in the income statement. Also, the change in the fair value of the hedged item attributable to the hedged risk adjusts the carrying amount of the hedge item and is recognized in the income statement.

The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to income statement using appropriate methodology from the date the fair value adjustment is available and fully amortized at maturity.

Cash Flow Hedges

The Bank applies cash flow hedge accounting to mitigate exposure to variability in cash flow risks arising from a particular risk associated with a recognized assets or liabilities (e.g. variable rate loans and other eligible financial instruments) or a highly probable forecast transactions (e.g. future purchase of a bond) that could affect the income statement.

For all eligible cash flow hedge relationships, the effective portion of changes in the fair value of the hedging instrument is recognized in OCI and accumulated within the cash flow hedge reserve in equity. The ineffective portion of changes in the fair value of the hedging instrument is recognized immediately in the income statement. Hedge accounting is discontinued when a hedging instrument is cancelled, terminated or no longer meets the hedge accounting criteria.

The associated gains or losses recognized in OCI and accumulated in equity are reclassified into the income statement as a reclassification adjustment in the same period(s) in which the forecast cashflows affect the income statement (e.g. when interest income is recognized). If the gains or losses accumulated in the reserve are deemed not recoverable in future or due to a discontinuation, they shall be recognized as a reclassification adjustment after certain conditions are met.

Impairment of Financial Assets

The Bank applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: Loans and charges (interest and other receivables), Treasury Investments classified as measured at amortized cost, Loan commitments and Financial guarantee contracts. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition:

i) *Stage 1: 12months ECLs*

Stage 1 includes financial assets that have not had a significant increase in credit risk (SICR) since initial recognition. The Bank recognizes 12 months of ECLs for stage 1 financial assets. In assessing whether credit risk has increased significantly, the Bank compares the risk of a default occurring on the financial asset as at the reporting date with the risk of a default occurring on the financial asset as at the date of its initial recognition.

ii)   Stage 2: Lifetime ECLs—Not Credit Impaired

Stage 2 comprises financial assets that have had a significant increase in credit risk since initial recognition, but for which there is no objective evidence of impairment. The Bank recognizes lifetime ECLs for stage 2 financial assets. For these exposures, the Bank recognizes an allowance amount based on lifetime ECLs (i.e. an allowance amount reflecting the remaining lifetime of the financial asset). A significant increase in credit risk is considered to have occurred when contractual payments are more than 30 days past due and the amount overdue is more than UA 25,000 for sovereign and non-sovereign loans or where, in the case of non-sovereign loans, there has been a rating downgrade since initial recognition.

iii)   Stage 3: Lifetime ECLs—credit impaired

Included in stage 3 are financial assets that have been categorized as credit impaired. The Bank recognizes lifetime ECLs for all stage 3 financial assets as a specific provision. A financial asset is classified as credit impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition.

Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties or a default or delinquency has occurred. A default by an obligor occurs when either or both of the following have taken place:

·   The Bank considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realizing security; or

·   The obligor is past due by more than 180 days for sovereign loans and more than 90 days for non sovereign loans provided that the amount overdue is more than UA 25,000.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for impaired financial assets falling under stage 3. For assets falling within stage 1 or 2 interest revenue is recognized on the gross carrying amount.

When the Bank has measured the loss allowance for a financial instrument at an amount equal to lifetime ECLs in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECLs is no longer met—i.e. cured—the Bank measures the loss allowance at an amount equal to 12-month ECLs at the current reporting date. A financial asset is considered cured—i.e. no longer impaired—when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Determining the stage for impairment

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Bank considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. Refer to Note C Risk Management Policies and Procedures.

A loan exposure will migrate through the ECLs stages as asset quality deteriorates or improves. For both non-sovereign and sovereign loans, a significant increase in credit risk is considered to have occurred when the rating at reporting date has been downgraded or contractual payments are more than 30 days past due and the overdue amount is higher than UA 25,000. In the case of sovereign loans, however, both the rating downgrade and 30 days overdue must occur at the same time with the overdue amounts exceeding the limit.

If, in a subsequent period, asset quality improves and any previously assessed significant increase in credit risk since origination is reversed, then the provision for doubtful debts reverts from lifetime ECLs to 12-month ECLs. Exposures whose credit rating remains within the Bank's investment grade criteria are considered to have a low credit risk even where their credit rating has deteriorated.

Measurement of Expected Credit Losses

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows.

Financial assets that are not credit impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Bank in accordance with the contract and the cash flows that the Bank expects to receive.

Financial assets that are credit impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

Undrawn loan commitments: as the present value of the difference between the contractual cash flows that are due to the Bank if the commitment is drawn down and the cash flows that the Bank expects to receive.

Financial guarantee contracts: : as the expected payments to reimburse the holder less any amounts that the Bank expects to recover. ECLs are recognized using a loss allowance account and recognized in the profit and loss.

Write-off

The Bank writes off the gross carrying amount of a financial asset when it has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof.

A write-off constitutes a derecognition event. As such, when the Bank has no reasonable expectations of recovering a loan (i.e. deemed uncollectible), the amount written off is accounted for by directly reducing the outstanding principal and/or interest charges against the related ECLs allowance.

A loan is deemed uncollectible when the Bank determines that an obligor does not have sufficient cash flows from either assets or operational income to repay the amount due for write-off. A loan is therefore deemed uncollectible and written off only after the amount deemed uncollectible has been determined and all internal write-off procedures have been activated, approved, and completed. However, such a loan is still subject to enforcement activity.

Subsequent recoveries of amounts previously deemed uncollectible and written off are recognized as other income in the income statement.

For further details on how the Bank calculates ECLs including the use of forward-looking information, refer to the Credit Quality of Financial Assets section in Note C Risk Management Policies and Procedures.

Offsetting of Financial Instruments

Financial assets and financial liabilities are offset and reported on a net basis when there is a current legally enforceable right to offset the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis or to realize the asset and settle the liability simultaneously. The Bank dis- closes all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, and enforceable master netting arrangements is provided in Note C Risk Management Policies and Procedures.

Fair Value Disclosure

In active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and if those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive.

Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values.

Considerable judgment is required to distinguish between active and inactive markets. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments, the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement. Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exist and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and simpler financial instruments, like interest rate and currency swaps that use only observable market data and require minimum management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities based on net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid-ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e., without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument's valuation. Included in this category are instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows.

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: Fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using a market-determined floating rate with discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected the fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in OCI in accordance with IFRS 9.

Equity investments: The Bank holds direct equity in various enterprises and private funds which may be listed or unlisted. All equity investments held by the Bank are measured at fair value in line with IFRS 9. Where the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, as in the case of private funds, Management views these valuations as sound representative of fair value.

Where such valuations are unavailable, the percentage of the Bank's ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank's equity participation in such investee entity. The fair value of investments in listed enterprises is based on the latest available quoted bid prices.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations where possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates, and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank's loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost is deemed to approximate their carrying value net of the impairment losses based on the expected credit loss model and represents Management's best measures of the present value of the expected cash flows of these loans.

The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans.

An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank's financial reporting policies.

Where third-party information from brokers or pricing experts is used to measure fair value, documents are independently assessed and evidence is obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument; (ii) the fair value arrived at reasonably represents actual market transactions; and (iii) where prices for similar instruments have been adopted, the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement, and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day-One Gain or Loss

At initial recognition, the Bank determines fair value of its financial instruments in line with the requirements of IFRS 13. As a result, when the Bank issues a new financial asset or financial liability, it measures the financial asset or financial liability at fair value, plus or minus (in the case of a financial asset or financial liability not at fair value through profit or loss) transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The best evidence of fair value of a financial instrument at initial recognition is normally the transaction price, that is, the fair value of the consideration given or received.

However, where the fair value of the financial asset or financial liability at initial recognition differs from the transaction price, commonly referred to as day-one gain or loss, IFRS requires the Bank to determine the fair value at initial recognition and any gains or losses between the fair value measured at initial recognition and the transaction price are recognized in the income statement as follows.

· If that fair value is evidenced by a quoted price in an active market for an identical asset or liability (i.e., a Level 1 input) or based on a valuation technique that uses only data from observable markets (i.e, Level 2 inputs), the Bank recognizes any difference between the fair value at initial recognition and the transaction price immediately as a gain or loss in the income statement.

· In all other cases, the difference between the fair value at initial recognition and the transaction price is deferred. After initial recognition, the Bank recognizes that the deferred difference as a gain or loss in the income statement only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability.

The Bank holds some financial instruments maturing after more than 10 years, where the fair value at initial recognition and transaction price may differ. In this case, the difference between the fair value at initial recognition and the transaction price is accounted for on the basis of the observability of the inputs used to determine the fair value at initial recognition—where fair value is determined on the basis of a quoted price in an active market or a valuation technique that uses only observable data, the day-one gain or loss is recognized immediately. Where fair value is not determined on the basis of a quoted price in an active market or a valuation technique that uses only observable data, the day-one gain or loss is either deferred until the instrument's fair value can be determined using a quoted and observable inputs or amortized over the life of the transaction.

Subsequent to initial recognition, these financial instruments are measured at fair value and the resulting gains or losses are recognized in the income statement at the end of the reporting period, with an adjustment for the day-one gain or loss. For accounting purposes, therefore, the fair value gains or losses determined on these financial instruments at the end of the reporting period are recognized in the income statement.

Investment in Associates

Under IAS 28, "Investments in Associates and Joint Ventures," the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity for which the Bank has significant influence, but not control, over financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note I.

IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition.

The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 31 March 2026, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 requires that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment, and any impairment losses (or impairment reversals) are recognized in the income statements. Cumulative losses as measured under the equity method are limited to the investment's original cost as the AfDB has not guaranteed any potential losses of the ADF.

Property and Equipment

An item of property and equipment is measured at historical cost less accumulated depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Where significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of the property and equipment.

Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance costs are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. Estimated useful lives are as follows.

· Buildings: 15–20 years

· Fixtures and fittings: 6–10 years

· Furniture and equipment: 3–7 years

· Motor vehicles: 5 years

· Right-of-use assets: over the shorter of the estimated useful life and lease term.

Work in progress consists of items of property and equipment that are not yet available for use. Work in progress is carried at cost (less any impairment) and depreciation starts when the assets are available for use. Once the items are available for use, they are transferred to relevant classes of property and equipment as appropriate.

Items of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to disposal and its value in use.

The residual values and useful lives of property and equipment items are reassessed periodically and adjusted (if appropriate). Any impact arising from the reassessment is recorded in the financial statements.

An item of property and equipment are derecognized on disposal, or when no future economic benefits are expected from their continued use or disposal. Gains and losses on disposal are determined as the difference between proceeds from disposal and the asset's carrying amount. These gains or losses are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer system software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3–5 years.

Amortization methods, useful lives and residual values are reassessed periodically and adjusted if appropriate. Intangible assets are derecognized on disposal or when no future economic benefits are expected from their use or disposal. Gains and losses on disposal are determined as the difference between proceeds from disposal and the asset's carrying amount and included in the income statement.

Leases

As a lessee, the Bank has several contracts for its offices in the headquarters and certain member countries that convey the right to use the offices (the underlying asset) for a period in exchange for consideration. Under such agreements, the contract contains an explicitly identified asset, and the Bank has the right to obtain substantially all of the economic benefits from use of the offices throughout the period of the lease.

At lease commencement date, the Bank recognizes a right-of-use asset and a lease liability on the balance sheet. Right-of-use assets are measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease.

On the statement of financial position, right-of-use assets have been included in property, plant and equipment, and lease liabilities have been included in other accounts payable. The Bank depreciates the right-of- use assets on a straight-line basis over the shorter of its estimated useful life and the lease term.

At the commencement date, the Bank measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Bank's incremental borrowing rate. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the income statement in the year of approval. Distributions of income for development purposes are deemed as made on behalf of member countries and may be funded from amounts previously transferred to surplus account or from the current year's income in equity.

Allocable Income

Allocable income is a management performance measure that is computed by adjusting Net income before distributions approved by the Board of Governors for unrealized fair value gains and losses from borrowings at FVTPL and related derivatives and currency translation gains or losses and hybrid capital adjustments (which includes transaction costs on issue of hybrid capital, declared, approved paid discretionary coupon to Hybrid Capital investors and projected discretionary coupon to be paid to investors in future dates but yet to be declared, approved and recorded in the Bank's financial statements).

The Bank uses Allocable Income as a management performance measure for making distribution out of its net income to reserves and development activities. Allocable Income is Net income before distribution approved by the Board adjusted for the impact of volatile unrealized elements of gains or losses on borrowings at fair value and related derivatives and currency translation gains or losses including hybrid capital Adjustments.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year's net income, and expenses recognized directly in equity as required by IFRS.

Cash Flow Hedge Reserve

A cash flow hedge reserve is a reserve that records the effective portion of gains or losses on a hedging instrument. It also records reclassification adjustments (reclassification of gains or losses recognized in reserve in the income statement) in the same period(s) in which the forecast cash flows affect the income statement.

Segment Reporting

An operating segment is a component of the Bank Group that engages in business activities from which it can earn revenues and incur expenses, whose operating results are regularly reviewed by the Chief Operating Decision Maker (that is, Management under the direct authority of the Board) to make decisions about resources to be allocated to the segment and assess its performance. Operating segments are identified and reported in a manner consistent with the internal reporting provided to Management and the Board. The measurement of segment assets, liabilities, income and expenses is in accordance with the Bank Group's accounting policies.

Critical Accounting Judgments and Key Sources of Estimation

Uncertainty in the preparation of financial statements in conformity with IFRS may arise due to various factors and complexities inherent in financial reporting. Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below.

1)   *Significant Judgments*

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances.

Fair value through profit and loss: In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized cost and embedded derivatives: The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Consolidation: The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls and that may require consolidation.

Impairment losses on financial assets: The measurement of impairment losses under IFRS 9 across all categories of financial assets requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The Bank's ECLs calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgments and estimates include:

· The Bank's internal credit grading model, which assigns Probability of Defaults to the individual grades.

· The Bank's criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12month or lifetime ECLs basis and the applicable qualitative assessment.

· Development of ECLs models, including the various formulas and the choice of inputs.

· Determination of associations between macroeconomic scenarios and, economic inputs, such as unemployment levels and collateral values, and the effect on the probability of default, likely loss in the event of default, and exposure at default.

· Selection of forward-looking macroeconomic scenarios and their probability weightings, to derive the economic inputs into the ECLs models.

2) *Significant Estimates*

The Bank also uses estimates for its financial statements in the following circumstances.

Fair Value of Financial Instruments: The fair value of financial instruments that are not quoted in active markets is measured using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require Management to make estimates.

Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes "observable" requires significant judgment by the Bank.

Postemployment Benefits: The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields of high-quality corporate bonds in the currencies comprising the Bank's UA at the end of the year, and the estimates for the other variables are based on the Bank's best judgment.

Change in Presentation and Comparative Information

In some cases, the Bank may change the presentation of certain line items in the financial statements to enhance inter-period comparability. When such a change in presentation is made, the comparative information is also adjusted as necessary to reflect the new presentation.

Event after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet dated.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves are disclosed. For the period ended 31 March 2026, no events after the reporting period have been disclosed.

Internal Control over Financial Reporting

The unaudited interim financial statements for the period ended 31 March 2026 are prepared under similar internal controls over financial reporting as at 31 December 2025.

Management is responsible for the preparation, fair presentation and overall integrity of the published financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

Management is responsible for establishing and maintaining effective internal controls over financial reporting in conformity with the basis of accounting. The system of internal controls contains monitoring mechanisms and actions that are taken to correct deficiencies identified. Internal controls for financial reporting are subject to ongoing scrutiny and testing by Management and internal audit and are revised as considered necessary. Management believes that such controls support the integrity and reliability of these financial statements.

In this respect, Management represents with respect to material matters that:

- The unaudited interim financial statements for the period ended 31 March 2026 are prepared and fairly presented in line with accounting policies consistent with the IFRS financial reporting framework.
- Significant assumptions used in making accounting estimates, including fair value, are reasonable.
- Estimates used in the financial statements consider all known information available for the period ended 31 March 2026.
- Selection or application of the methods, assumptions and data used by Management in making the accounting estimates are appropriate, consistent with market participant assumptions where available without undue cost and effort and were consistently applied in accordance with IFRS.
- We have reviewed all the financial assets and liabilities as of the period end and have, recognized, classified, measured and disclosed these assets and liabilities in accordance with IFRS.
- The Bank has no plans or intentions that may affect the carrying value or classification of assets and liabilities.
- To the best of our knowledge, there are no events or transactions that have occurred subsequent to the end of the reporting period, through the date of this representation which would require adjustment to or disclosure in the financial statements for the period ended.
- We have no knowledge of any allegations communicated by employees, former employees, or others, of fraud or suspected fraud affecting the financial statements.
- We acknowledged responsibility for the design and implementation of internal control over financial reporting and we are not aware of any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting for the period ended.

NOTE C – RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, liquidity risk, staff benefit plans risk and other operational risk) that are incidental but nevertheless unavoidable in the execution of its mandate.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank's risk profile and performance to ensure compliance with the underlying policies.

Four management-level committees perform monitoring and oversight roles: The Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), the Operations Committee (OPSCOM), and the Operational Risk Management Committee (ORMC). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance and Chief Financial Officer.

The Group Chief Risk Officer chairs the Credit Risk Committee, which ensures the effective implementation of the Bank's credit policies. It oversees all credit risk issues related to sovereign and non-sovereign operations. The Senior Vice President chairs the Operations Committee. This committee reviews all operational activities before they are submitted to the Board of Directors for approval. The Operational Risk Management Committee, co-chaired by the Vice President of the Technology and Corporate Services Complex and the Group Chief Risk Officer, is a committee of representative business units across the Bank that exercises oversight over the Operational Risk Management Framework (ORMF) implementation process. It provides a forum to facilitate monitoring, discussing and deciding on issues with policy implications related to operational risk management. The Operational Risk Management Committee reports to Senior Management and subsequently to the Board of Directors (if necessary) on any significant operational risk issues that require top management attention.

The ALCO, CRC, and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports, financial products and financial projections and approves proposed strategies to manage the Bank's balance sheet. The CRC is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring, and rating change approval, among other responsibilities. The ALCO and the CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, financial projections, and financial products and services.

The Group Chief Risk Officer, who reports directly to the President of the Bank, is charged with oversight of all credit, market, and operational risk issues. However, the day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines is delegated to the appropriate business units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring day-to-day compliance with those policies and guidelines. Day-to-day risks are managed through the three-lines-of-defense approach in which business units as primary risk takers constitute the first line of defense. The risk department acts as the second line of defense and the audit department acts as the third line of defense.

The degree of risk the Bank is willing to assume to fulfill its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's Risk Appetite Statement, which articulates its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (up to 10 percent) and core risks. Non-core risks include market risk, counterparty credit risk from treasury investment activities, staff benefit plan risk, and operational risk. Core risks are related to the Bank's lending activities (sovereign and non-sovereign credit risk). The capital allocation for non-sovereign operations is up to 45 percent of the Bank's risk capital. The Bank revises its credit risk model and inputs into the credit risk model in response to changes in risk and business environment in line with its credit risk management policies, model risk management framework and governance control. Any changes are reflected prospectively from the date the revision to the credit risk model or input takes effect.

Policy Framework

The policies, processes, and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank's Risk Appetite Statement, the Long-Term Financial Sustainability Framework, the Capital Adequacy Policy, the General Authority on Asset and Liability Management (the ALM Authority), the General Authority on the Bank's Financial Products and Services (the FPS Authority), and the Bank's Credit Policy and associated Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, authorized transactions, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment instruments.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers, and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee, and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines, as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is by far the largest source of risk for the Bank arising essentially from its development lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio,

(ii) non-sovereign credit risk in its portfolio of its private sector borrowers' exposures, and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines, and processes, which are described in more detail in the sections that follow.

The Bank's maximum exposure to credit risk before collateral received and other credit enhancements for 31 March 2026 and 31 December 2025 is as follows.

Maximum exposure to credit risk
(UA thousands)

Assets	2026	2025
Cash	713,126	710,559
Demand Obligations	845	990
Treasury Investments at fair value	10,437,125	6,688,914
Treasury Investments at amortized cost	12,018,909	11,717,175
Derivative Assets	806,914	790,238
Accrued Income and charges receivable on loans	734,449	707,078
Other Accounts receivable	869,431	919,167
Loans	25,675,310	25,772,509

1) Sovereign Credit Risk

When the Bank lends to borrowers from its public sector window, it generally requires a full sovereign guarantee or the equivalent from the borrowing member country. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

The Bank manages country credit risk through its policies related to the quality at entry of project proposals and exposure management, including individual country exposure and overall creditworthiness of the concerned country. The Bank also applies a sanctions policy that imposes severe restrictions on countries that fail to honor their obligation to the Bank.

The foundation of the Bank's sovereign credit risk management is a systematic credit risk assessment framework that builds on scoring models and their associated risk factors that have been optimized for the predictive power of the rating parameters and for better alignment with widely used rating scales. The Bank measures credit risk using a 22-grade rating scale that is calibrated against probabilities of default using the master rating scale developed for the Global Emerging Markets Risk Database (GEMs) consortium.

The Bank's sovereign rating framework is reviewed in line with global best practice, and the latest revision framework was implemented in June 2024. The Bank's sovereign credit ratings, which are used for country creditworthiness assessment, are derived from an assessment of six risk indices covering macro-economic performance, debt sustainability, external sector, socio-political factors, business environment and the payment track record with the Bank and arrears on external debt. These six risk indices are combined to derive a composite country risk index which is translated into credit risk ratings for sovereign counterparties. The CRC reviews all countries' ratings on an annual basis, with off-cycle rating reviews following material sovereign credit developments, to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries comply with their exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank's internal measurement scales compared with the international rating scales:

Internal Rating Scale Equivalent

Risk class	Revised Rating Scale Assessment	International Ratings		Assessment
		S&P – Fitch	Moody's	
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High Risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special attention
	6-			
Very High Risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

Preferred Credit Treatment

In addition to the review of sovereign risk factors and recalibration of the sovereign rating model, the revised sovereign rating framework introduced a methodology in 2024 to account for Preferred Creditor Treatment (PCT) rating uplift which has been utilized in the Bank's Capital Adequacy and Expected Credit Loss (IFRS 9) analysis. The PCT methodology reflects analysis based on rating agency and GEMs sovereign default rates and country-specific considerations and will be subject to ongoing review to consider alternative approaches to incorporating PCT in future.

Portfolio Risk Monitoring

The weighted average risk rating of the Bank's sovereign and sovereign-guaranteed portfolio was 2.62 at the end of 31 March 2026, compared with 2.56 as of 31 December 2025. The improvement of the weighted average risk rating is mainly due to the incorporation of the PCT rating uplift methodology in the derivation of the Bank's risk metrics following the revision of the Bank's sovereign rating framework in 2024.

Under the Bank's sanctions policy, if the payment of principal, interest or other charges with respect to any Bank Group sovereign guaranteed credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure to non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. However, excluding Zimbabwe, where there have been legacy arrears since 2000, there have been no new incidents of default/non-accrual status.

To cover potential unexpected losses related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets, as well as for contingent liabilities (guarantees and client risk management products) in each risk class.

As at 31 March 2026, the Bank's sovereign loan and guarantee portfolio used up to 27.60 percent (2025: 26.30 percent) of the Bank's total risk capital based on the Bank's capital adequacy framework.

2) Non-Sovereign Credit Risk

When the Bank lends to borrowers in the private sector, it does not benefit from sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses several models to score the risk of every project at entry. These models are tailored to the characteristics and nature of the transactions, and the outputs are mapped to the Bank's credit risk rating scale. Risk capital[7] requirements are generally higher for private sector operations which have a higher probability of default and loss given default than public sector operations.

Non-sovereign transactions are grouped into four main categories: project finance; corporate finance; financial institutions and private equity funds. The weighted-average risk rating was 3.76 as at 31 March 2026 compared with 3.86 at 31 December 2025.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank's Economic Capital model which uses internally developed risk parameters (internal rating based).

As at 31 March 2026, the non-sovereign portfolio risk capital percentage of the Banks total on- balance sheet risk capital sources was 11.60 percent (2025: 11.98 percent). For the components of non- sovereign portfolio, loans and guarantees risk capital was approximately 4.6 percent (2025: 4.78 percent) while the equity participations risk capital was approximately 7 percent (2025: 7.20 percent) of the Bank's total on-balance sheet risk capital sources. This is below the internal limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure an adequately diversified portfolio at any given time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total risk capital utilization of any country does not exceed 15 percent of the Bank's total risk capital. The Bank also has a limit of 11.25 percent for capital utilization rate per sector. These thresholds and other determinants of country limits are articulated in the Bank's capital adequacy framework and Risk Appetite Statement.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit regarding the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

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[7] The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by gains (or losses) on financial assets at FVOCI, unrealized gains or losses on borrowings at FVTPL arising from "own credit" and any shortfall of the stock of provisions to credit losses. Callable capital is not included in the computation of risk capital.

Country Exposure in Borrowing Member Countries

The Bank's exposures as at 31 March 2026 and 31 December 2025 from its lending activities to borrowing member countries as well as from the private sector projects in those countries are summarized below:

Summary of loans as at 31 March 2026
(UA thousands)

Country	N° of Loans*	Total Loans*	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance-Gross	% of Total Outstanding Loans
Algeria	2	1,180,922	646,879	–	534,043	2.04
Angola	13	1,576,495	140,373	410,695	1,025,427	3.91
Benin	9	780,208	93,246	542,966	143,996	0.55
Botswana	6	714,146	-	–	714,146	2.73
Burkina Faso	3	97,004	-	58,243	38,761	0.15
Cameroon	24	2,422,532	262,724	1,128,747	1,031,061	3.94
Cabo Verde	20	251,360	-	41,508	209,852	0.80
Republic of the Congo	6	416,457	-	66,543	349,914	1.34
Côte d'Ivoire	24	1,717,512	-	709,586	1,007,926	3.85
Egypt	22	2,133,106	-	364,692	1,768,414	6.75
Equatorial Guinea	6	125,304	-	89,727	35,577	0.14
Eswatini	12	511,474	-	281,107	230,367	0.88
Ethiopia	2	117,393	-	26,619	90,774	0.35
Gabon	11	883,629	-	210,778	672,851	2.57
Kenya	23	2,051,092	-	623,851	1,427,241	5.45
Mauritius	9	749,083	-	74,990	674,093	2.57
Morocco	71	4,652,933	-	1,000,894	3,652,039	13.94
Namibia	13	995,453	-	263,963	731,490	2.79
Nigeria	23	3,063,649	294,900	1,151,871	1,616,878	6.17
Rwanda	12	987,233	3,841	647,415	335,977	1.28
Senegal	28	1,639,835	54,116	615,674	970,045	3.70
Seychelles	10	127,602	-	–	127,602	0.49
South Africa	12	2,246,368	-	63,594	2,182,774	8.33
Tanzania	16	1,583,728	-	804,577	779,151	2.97
Tunisia	40	2,603,208	175,615	618,950	1,808,643	6.91
Uganda	12	804,138	-	487,282	316,856	1.21
Zambia	10	380,750	-	48,200	332,550	1.27
Zimbabwe**	12	201,820	-	–	201,820	0.77
Multinational	1	41,503	41,503	–	–	-
Total Public Sector	**452**	**35,055,937**	**1,713,197**	**10,332,472**	**23,010,268**	**87.85%**
Total Private Sector	**142**	**5,531,910**	**1,660,012**	**689,080**	**3,182,818**	**12.15%**
Total	**594**	**40,587,847**	**3,373,209**	**11,021,552**	**26,193,086**	**100.00%**

*Excludes fully repaid loans and cancelled loans. Trade finance and related guarantee exposures are also excluded.

**Countries in non-accrual status as at 31 March 2026.

Summary of loans as at 31 December 2025
(UA thousands)

Country	N° of Loans*	Total Loans*	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance- Gross	% of Total Outstanding Loans
Algeria	2	1,181,213	640,686	–	540,527	2.06
Angola	13	1,566,879	139,029	433,936	993,914	3.78
Benin	9	695,302	181,994	390,742	122,566	0.47
Botswana	6	743,904	–	–	743,904	2.83
Burkina Faso	3	98,655	–	64,229	34,426	0.13
Cameroon	23	2,195,592	–	1,178,683	1,016,909	3.87
Cabo Verde	20	257,282	15,195	27,021	215,066	0.82
Republic of the Congo	6	423,303	–	70,663	352,640	1.34
Côte d'Ivoire	24	1,745,090	46,182	681,643	1,017,265	3.87
Egypt	22	2,176,754	124,133	247,675	1,804,946	6.86
Equatorial Guinea	6	127,845	–	91,010	36,835	0.14
Eswatini	12	518,681	–	289,035	229,646	0.87
Ethiopia	2	119,868	–	29,168	90,700	0.34
Gabon	11	894,357	–	219,851	674,506	2.57
Kenya	23	2,071,208	–	645,933	1,425,275	5.42
Mauritius	9	756,392	–	74,365	682,027	2.59
Morocco	71	4,777,281	–	1,096,507	3,680,774	14.00
Namibia	13	1,037,770	–	303,713	734,057	2.79
Nigeria	23	3,034,320	657,174	789,918	1,587,228	6.04
Rwanda	11	992,444	–	659,062	333,382	1.27
Senegal	28	1,668,416	118,026	571,397	978,993	3.72
Seychelles	10	126,874	–	–	126,874	0.48
South Africa	12	2,343,585	–	99,519	2,244,066	8.53
Tanzania	16	1,577,526	–	818,354	759,172	2.89
Tunisia	40	2,608,386	95,665	650,880	1,861,841	7.08
Uganda	12	801,902	–	501,997	299,905	1.14
Zambia	10	377,287	–	50,945	326,342	1.24
Zimbabwe**	12	199,888	–	–	199,888	0.76
Multinational	1	42,007	42,007	–	–	–
Total Public Sector	**450**	**35,160,011**	**2,060,091**	**9,986,246**	**23,113,674**	**87.90%**
Total Private Sector	**145**	**5,498,534**	**1,598,171**	**718,163**	**3,182,200**	**12.10%**
Total	**595**	**40,658,545**	**3,658,262**	**10,704,409**	**26,295,874**	**100.00%**

Excludes fully repaid loans and cancelled loans. Trade finance and related guarantee exposures are also excluded

**Countries in non-accrual status as at 31 December 2025.*

Balance Sheet Optimization Initiatives

The African Development Bank has been at the forefront of financial innovation to optimize its balance sheet and increase its financial capacity since 2015. The Bank continues to pioneer Balance Sheet Optimization (BSO) initiatives to mobilize additional financial resources and play its countercyclical financing role. The Bank's drive for innovation was endorsed in the Independent Review of Capital Adequacy Frameworks (The CAF Review) commissioned by the G20 Finance Ministers to scale up MDB financing.

The BSO policy framework approved in June 2020 concretizes the objectives of risk transfer transactions with the Bank as (i) reducing concentration risk on the Bank's sovereign and/or non-sovereign loan and/or guarantee portfolios, (ii) diversifying and crowding in investors into ESG and development finance and (iii) increasing the institution's lending headroom.

BSO initiatives involve the purchase of credit protection on defined sovereign and non-sovereign exposures, through Exposure Exchange Agreements (EEAs), credit insurance and guarantee transactions, among other instruments.

Since the execution of the first transaction in 2015, BSO has become a valuable tool for creating lending headroom to facilitate the Bank's ability to meet client expectations.

Balance Sheet Optimization Initiatives – Sovereign

In this section, BSO initiatives transacted for the benefit of sovereign obligors are discussed. Similar transactions impacting non-sovereign credit exposures are described under Non-Sovereign Credit Risk.

Exposure Exchange Agreement

The first sovereign BSO transaction completed by the Bank was under the EEA. This multi-peer risk sharing framework was established as part of efforts at the time to reduce sovereign concentration risk and increase lending headroom among MDBs. The EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating MDB retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA. At the time of each individual transaction, the parties sign Confirmation Schedules reflecting the proposed portfolios to be exchanged and the relevant maturities. Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. Thus, the counterparty credit exposure that can arise from the purchase or sale of protection under the MDB exposure exchange is limited, given the AAA credit ratings of the Bank's counterparties.

The first Confirmation Schedules were concluded in 2015 between the African Development Bank, the Inter-American Development Bank (IADB) and the World Bank (IBRD), all AAA-rated entities. These inaugural Confirmation Schedules have a final maturity in 2030 with linear annual reduction of the notional amounts starting from 2025. Eight years later, on July 2023, the Bank finalized another Confirmation Schedule of a USD 1 billion with the Asian Development Bank (AsDB) under the EEA framework for 15 years maturing in July 2038 to further enhance Bank headroom available to high-risk countries. On 25 October 2024, the Bank finalized another USD 1billion with the AsDB aimed at enhancing the Bank's capacity for sustainable lending across Africa. On 25 April 2025, the Bank extended the confirmation schedule with the IADB to USD 3.2 billion (up from USD 2.9 billion) allowing for increased lending capacity.

The EEA in no way affects the application of normal sovereign sanctions policies by the buyer of protection. Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio. When the default event is resolved, payments made under the EEA are returned to the seller of protection. To date, no such credit events have occurred.

The Bank accounts for exposures and rights arising from the EEA and similar transactions as purchased and sold financial guarantee contracts, in accordance with IFRS 9, as described in Note B.

The table below presents the countries and notional amounts of credit protection contracted under the various Confirmation Schedules governed by the EEA.

Summary of Exposure Exchange Agreements

(USD millions)

		Protection Purchased				Protection Sold				
World Bank		Inter-American Development Bank		Asian Development Bank		World Bank		Inter-American Development Bank		Asian Development Bank
Angola	213.71	Angola	135.00	Angola	150.00	Albania	126.00	Argentina	880.00	Bangladesh	547.00
Botswana	225.00	Cameroon	275.00	Cameroon	234.00	China	128.18	Brazil	960.00	India	347.00
Gabon	150.00	Congo	60.00	Congo	100.00	India	450.00	Ecuador	186.50	Pakistan	250.00
Namibia	49.00	Egypt	570.00	Egypt	110.00	Indonesia	475.32	Mexico	920.00	Mongolia	416.00
Nigeria	100.00	Kenya	510.00	Gabon	184.00	Jordan	13.00	Panama	253.50	Philippines	309.00
South Africa	850.00	Morocco	620.00	Morocco	520.00	Pakistan	10.21			Indonesia	55.00
		Nigeria	430.00	Senegal	215.00	Romania	185.00			Uzbekistan	76.00
		Tunisia	600.00	Cote d'Ivoire	284.00	Türkiye	200.00				
				Kenya	86.00						
				Tanzania	117.00						
TOTAL	**1,587.71**		**3,200.00**		**2,000.00**	**TOTAL**	**1,587.71**	**TOTAL**	**3,200.00**	**TOTAL**	**2,000.00**

Sovereign Portfolio Credit Insurance

The Bank has purchased credit insurance protection covering the obligations of one or more of its sovereign borrowers. In 2022, the Bank executed a portfolio-based credit insurance transaction, Room 2 Run Sovereign, with the UK's Foreign Commonwealth and Development Office and three private insurers from the Lloyd's market, providing the Bank with an estimated additional USD 2 billion in new lending capacity for climate finance. The transaction increased the efficient use of the Bank's risk capital by hedging its portfolio credit risk and creating additional headroom for the Bank's operations to improve the overall risk profile of the Bank's assets. The Bank remains the lender of record of the covered sovereign loans and guarantees in the reference portfolio and expects full recovery of its sovereign and sovereign-guaranteed exposures covered in the remote case of a default. This notwithstanding, no default events have occurred on any sovereign exposures covered as of 31 March 2026.

The transaction notably improves the risk profile of the Bank's portfolio, while enhancing its risk bearing capacity.

Insurance at Origination for Single Sovereign Obligors

In 2023, the BSO strategy accelerated deployment of insurance at origination on sovereign assets. This approach has allowed the Bank to increase its relevance to clients seeking to mobilize sustainable financing from commercial lenders and the capital markets. The Bank approved a Partial Credit Guarantee (PCG) of USD 345 million equivalent in renminbi to facilitate Egypt's inaugural issuance of a Sustainability Panda Bond of approximately USD 500 million to finance ESG projects under the country's Sovereign Sustainable Financing Framework. This was the first ever Panda Bond issued in China by an African sovereign and crowded in capacity by private insurers.

The Bank also provided a EUR 400 million PCG in support of the mobilization of a EUR 533 million 15-year ESG loan to the Government of Côte d'Ivoire. In this transaction, the Bank collaborated with the insurance arm of the Islamic Development Bank (Islamic Corporation for the Insurance of Investment and Export Credit), another founding member of the Co-Guarantee Platform, to back the Bank's participation with EUR 194 million. This enabled the Bank to provide the full EUR 400 million guarantee cover representing an 80 percent AAA credit enhancement to the lender. This translated to optimal financing for the government in terms of loan pricing at the required tenor. Overall, the total notional amount of credit protection, including insurance, purchased or sold, on the underlying single-referenced sovereign entities rose to UA 5.06 billion as at 31 March 2026 and UA 5.08 billion as at 31 December 2025

Balance Sheet Optimization Initiatives – Non-sovereign

As in the case of sovereign credit exposures, the Bank has entered into BSO initiatives covering its non-sovereign loan and guarantee portfolio aimed at (i) mobilizing institutional investment, (ii) addressing concentration and other prudential ratio limits, and (iii) increasing lending headroom. These initiatives involve, among other structured finance approaches, asset sell downs, credit insurance, financial guarantees and synthetic securitization structures on defined non-sovereign exposures. Under the BSO credit protection purchased on its non-sovereign credit exposures, the Bank will be compensated for losses arising from credit default by the counterparty in the reference non-sovereign portfolio. As the originator of the qualifying transactions and as protection buyer, the Bank remains the lender of record. In line with the substance, the transactions are accounted for as financial guarantee contracts. Accordingly, the cash flow expected from the purchased BSO credit protection or financial guarantee contract is included in the measurement of ECLs of loan (if certain conditions are met), with the effect of improving ECLs reported in the financial statements of the Bank.

Specific BSO initiatives undertaken by the Bank covering its non-sovereign obligors are described below.

Private Sector Credit Enhancement Facility

The Bank enters into risk participation agreements for the primary purpose of promoting Private Sector Operations in certain countries by inviting other entities to participate in the risks of such Private Sector Operations. The Private Sector Credit Enhancement Facility (PSF) is one such initiative.

The PSF was established in 2015, as an independent special purpose vehicle managed by the African Development Fund, to absorb risk on selected non-sovereign loans issued by the Bank in low-income countries at origination. The PSF is operated to maintain a risk profile equivalent to an investment-grade rating and absorbs risk using a risk participation agreement structure. The Bank has purchased credit enhancement from the PSF for some of its non-sovereign loans. As at 31 March 2026, the notional amounts of non-sovereign loans covered by the PSF stood at UA 188.39 million (31 December 2025: UA 196.96 million).

Non-Sovereign Synthetic Securitization and Portfolio Credit Insurance

In 2018, the Bank launched its now well-known Room 2 Run program as a subset of its BSO initiatives. Within the Room 2 Run umbrella, two pioneering portfolio-based transactions were executed in support of easing prudential limits on the non-sovereign portfolio and crowding in institutional investors. The Room 2 Run synthetic securitization transaction (R2R-SST) transaction was terminated on 30 June 2024, while the Room 2 Run Credit insurance transaction (R2R-CI) transaction had an effective termination date of 14 January 2025.

Insurance at Origination for Non-sovereign Single Obligors

The overall total notional outstanding exposure of all relevant underlying single and portfolio-based non-sovereign reference entities covered by BSOs stood at UA 1.86 billion as at 31 March 2026 (31 December 2025: UA 1.85 billion).

The BSO fees are generated through operational activities and netted off against the Bank's loan income (see Note N); they are not included in the administrative expenses. The total BSO expenses for the period amounted to UA 3.47 million (2025: UA 3.61 million).

3) Counterparty Credit Risk

In the normal course of business, and beyond its development-related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and temporarily invest its liquid resources prior to disbursement. All these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk. However, the Bank minimizes this risk by executing hedging transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and be approved by the Bank's Vice President for Finance and CFO. For local currency operations, less stringent minimum credit rating limits are permitted to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum short-term credit rating of A-1/P-1/F-1 for non-DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties by maturity:

Minimum credit ratings for Investments

	Maturity					
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
	Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/A1 or below					
Government agencies and supranational		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
Mortgage-Backed Securities (MBS)/ Asset Backed Securities (ABS)	AAA Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enter into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an International Swaps and Derivatives Association (ISDA) master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated A-/A3 or above by at least two approved rating agencies and must enter into a collateral exchange agreement with the Bank. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require ALCO approval. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit.

As of 31 March 2026, the capital consumption attributable to the Bank's counterparty credit portfolio including all investments and derivative instruments stood at 3.6 percent (2025: 2.9 percent) of the Bank's total risk capital.

Expected Credit Risk
Definition of Default

The definition of default for the purpose of determining ECLs considers indicators that the debtor is unlikely to pay its material credit obligation to the Bank that is past due for more than 90 days for non-sovereign counterparties and 180 days for sovereign counterparties.

The Bank rebuts the IFRS 9's 90 days past due rebuttable presumption on the Bank's sovereign loan portfolio because the Sanction policy of the Bank defines a non-accrual loan or non-performing loan as a loan that is at least 180 days past due. This is also the current practice in other MDBs.

The Bank considers default from the standpoint that the obligor is unlikely to pay and meets its credit obligations to the Bank without recourse by the Bank to actions such as realizing the obligor's assets or security.

Modifications of Financial Assets and Financial Liabilities

The contractual terms of a loan may be modified for a number of reasons, including changing market conditions, customer retention and other factors not related to the current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the Bank's accounting policy. When the terms of a financial asset are modified, and the modification does not result in derecognition, the determination of whether the asset's credit risk has increased is based on applicable criteria at the reporting date.

If the terms of a financial asset are modified, the Bank considers whether the cash flows arising from the modified asset are substantially different. If they are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this instance, a new financial asset is recognized at fair value while the original financial asset is derecognized. If the cash flows of the modified asset are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Bank recognizes a modification of gain or loss in the income statement as the difference between the gross carrying amount prior to the modification and the new gross carrying amount.

Measurement and Recognition of Expected Credit Loss

ECLs are calculated by multiplying three main components: the probability of default (PD), loss given default (LGD) and exposure at default (EAD), discounted at the appropriate effective interest rate (EIR) on the reporting date.

These parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date that are calculated based on statistical rating models and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. Where available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between ratings classes, this will lead to a change in the estimate of the associated PD.

For accounting purposes, the 12-month and lifetime PD used are the point-in-time forward-looking probability of a default over the next 12 months and remaining lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions under different macro-economic scenario that affect credit risk. The Bank will continue to assess and update the parameters used in the ECL model on an ongoing basis to reflect its loss and recovery experiences and changes in the macro-economic variables.

LGD is the magnitude of the likely loss if there is a default. The Bank estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The non-sovereign LGD model considers seniority of the claim, whereas sovereign LGDs are driven by rating class and several macro-economic factors. For non-sovereign stage 3 exposures, LGD estimates are recalibrated for different economic scenarios to reflect possible changes in relevant prices. They are calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

The Bank's loss given default (LGD) model for the sovereign loans portfolio is in accordance with the global best practices of the sector and the Bank's Model Risk Management (MRM) guidelines. This model allows for a lower dependence on the EIR and its high volatility. The LGD model is now based on historical losses observed mainly on the Bank's sovereign portfolio, estimated as the time value of money of the amount in arrears over the default period. This approach to estimating the observed losses captures the Bank's PCT status as no losses on principal and interest due have been observed in the sovereign portfolio. Adjustments, based on a scorecard comprising several macro-economic factors, are then made to the historical observed losses grouped by ratings to estimate the LGD. This model integrates an estimate of the recovery costs and a floor to capture its value.

In line with the MRM framework, the CRC cleared the implementation of this model. The Bank conducts periodic reviews of this model or whenever a substantial change occurs in the economic environment in line with its model risk management.

EAD represents the expected exposure in the event of a default. The Bank derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract including amortization. The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

Assessment of Significant Increase in Credit Risk

When determining whether the risk of default has increased significantly since initial recognition, the Bank considers both quantitative and qualitative information and analysis based on the Bank's historical experience and expert credit risk assessment, including forward looking information that is available without undue cost or effort.

Despite the foregoing, the Bank assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Bank considers a financial asset to have low credit risk when it has an internal or external credit rating of BB– equivalent or better.

The Bank regularly reviews its criteria for stage migration and other risk inputs to align with industry best practices and IFRS 9 standards. The stage migration was recently reviewed to be driven by rating downgrade notches and are more granular and sensitive. These new criteria were cleared by the CRC and implemented in July 2024.

The Bank regularly reviews the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria can identify significant increase in credit risk before the amount becomes past due.

Incorporation of Forward-looking Information

The Bank considers a range of three relevant forward-looking macro-economic scenarios (baseline, optimistic and pessimistic) assumptions for the determination of unbiased ECLs. All the risk parameters used to compute the ECLs are approved by the Credit Risk Committee, which consists of senior executives from risk, finance, and operations functions.

Incorporating forward-looking information increases the degree of judgement required as to how changes in these macro-economic factors will affect ECLs. The methodologies and assumptions including any fore- casts of future economic conditions are reviewed regularly.

Calculation of Expected Credit Loss

The Bank calculates ECLs based on three probability-weighted macro-economic scenarios. The three scenarios are base case, optimistic and pessimistic. Each of these scenarios is associated with different probability of default parameters and different weights. These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking macro-economic data.

The Bank recognizes all ECLs in the income statement in the reporting period when it is determined and as an adjustment to the loss allowance account on the balance sheet. When the Bank has measured the loss allowance for a financial instrument at an amount equal to lifetime ECLs in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECLs is no longer met, it measures the loss allowance at an amount equal to 12-month ECLs at the current reporting period. This determination and subsequent reversal of loss allowance (i.e. write-back) is based on the financial instrument being cured and appropriate for the backward transfer.

Amounts Arising from Expected Credit Losses

IFRS 9 requires the recognition of 12-month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). The exposures are classified in stages based on the staging criteria discussed above.

Impairment of Financial Instruments by Stage

The tables below present a breakdown of impairment on loans and other financial instruments based on stage allocation as at 31 March 2026 and 31 December 2025 and a reconciliation of ECLs allowance recognized in the income statement.

Impairment on loans at amortized costs and other financial instruments by stage

As at 31 March 2026

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	94,894	107,571	283,882	486,347
Interest receivables	3,721	6,903	192,922	203,546
Undisbursed loans	1,447	29,981	–	31,428
Treasury investments	4,112	–	–	4,112
Guarantees	9,355	8,609	–	17,964
Total impairment as at 31 March 2026	**113,529**	**153,064**	**476,804**	**743,397**

As at 31 December 2025

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	73,474	109,355	302,853	485,682
Interest receivables	2,828	5,580	194,003	202,411
Undisbursed loans	818	36,864	–	37,682
Treasury investments	3,671	–	–	3,671
Guarantees	6,890	9,713	–	16,603
Total impairment as at 31 December 2025	**87,681**	**161,512**	**496,856**	**746,049**

Reconciliation of ECL allowance recognized in the Income Statement

ECLs impairment on Loan principal for 31 March 2026

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	73,474	109,355	302,853	485,682
(Writeback)/Provision for the period - Income statement	21,420	(1,784)	(18,971)	665
Closing 31 March 2026	**94,894**	**107,571**	**283,882**	**486,347**
Provision for the period 31 March 2025	1,281	8,296	17,114	26,691

ECLs impairment on Interest receivables for 31 March 2026

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	2,828	5,580	194,003	202,411
(Writeback)/Provision for the period- Income statement	893	1,323	(1,081)	1,134
Closing 31 March 2026	**3,721**	**6,903**	**192,922**	**203,545**
(Writeback)/Provision for the period ended 31 March 2025	(734)	(337)	3,754	2,683

ECLs impairment on Undisbursed loans for 31 March 2026

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	818	36,864	-	37,682
(Writeback)/Provision for the period - Income statement	629	(6,883)	-	(6,254)
Closing 31 March 2026	**1,447**	**29,981**	**-**	**31,428**
(Write-back)/Provision for the period 31 March 2025	527	(733)	-	(206)

ECLs impairment on Treasury Investments for 31 March 2026

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	3,671	-	-	3,671
Provision for the period - Income statement	441	-	-	441
Closing 31 March 2026	**4,112**	**-**	**-**	**4,112**
Provision for the period 31 March 2025	4	-	-	4

ECLs impairment on Financial Guarantees for 31 March 2026

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	6,890	9,713	-	16,603
(Writeback)/Provision for the year - Income statement	2,465	(1,104)	-	1,361
Closing 31 March 2026	**9,355**	**8,609**	**-**	**17,964**
Writeback for the period 31 March 2025	(3,573)	-	-	(3,573)

The table below presents an analysis of loans – sovereign and non-sovereign – at amortized cost by gross exposure, impairment allowance and coverage ratio at 31 March 2026 and 31 December 2025.

Analysis of Loans at amortized cost, impairments and ECLs Coverage ratio[2]

As at 31 March 2026

(UA million)

	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**21,653**	**4,298**	**557**	**26,508**	**94.89**	**107.57**	**283.88**	**486.34**
Non-Sovereign	2,802	341	355	3,498	69.08	36.46	198.70	304.24
Sovereign	18,851	3,957	202	23,010	25.81	71.11	85.18	182.10
Interest receivables	**403**	**75**	**411**	**889**	**3.72**	**6.90**	**192.93**	**203.55**
Non-Sovereign	67	13	26	106	3.29	3.04	29.33	35.66
Sovereign	336	62	385	783	0.43	3.86	163.60	167.89
Undisbursed loans	**9,764**	**1,240**	**17**	**11,021**	**1.45**	**29.98**	**-**	**31.43**
Non-Sovereign	671	-	17	688	0.93	-	-	0.93
Sovereign	9,093	1,240	-	10,333	0.52	29.98	-	30.50
Total Loans	**31,820**	**5,613**	**985**	**38,418**	**100.06**	**144.45**	**476.81**	**721.32**
Guarantees	**1,531**	**339**	**-**	**1,870**	**9.36**	**8.61**	**-**	**17.97**
Non-Sovereign	602	-	-	602	8.99	-	-	8.99
Sovereign	929	339	-	1,268	0.37	8.61	-	8.98
Treasury Investments	**12,019**	**-**	**-**	**12,019**	**4.11**	**-**	**-**	**4.11**
31 March 2026	**45,370**	**5,952**	**985**	**52,307**	**113.53**	**153.06**	**476.81**	**743.40**

	ECL Coverage ratios			
	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**0.44%**	**2.50%**	**50.97%**	**1.83%**
Non-Sovereign	2.47%	10.69%	55.97%	8.70%
Sovereign	0.14%	1.80%	42.17%	0.79%
Interest receivables	**0.92%**	**9.20%**	**46.94%**	**22.90%**
Non-Sovereign	4.91%	23.38%	112.81%	33.64%
Sovereign	0.13%	6.23%	42.49%	21.44%
Undisbursed loans	**0.01%**	**2.42%**	**-**	**0.29%**
Non-Sovereign	0.14%	-	-	0.14%
Sovereign	0.01%	2.42%	-	0.30%
Total Loans	**0.31%**	**2.57%**	**48.41%**	**1.88%**
Guarantees	**0.61%**	**2.54%**	**-**	**0.96%**
Non-Sovereign	1.49%	-	-	1.49%
Sovereign	0.04%	2.54%	-	0.71%
Treasury Investments	**0.03%**	**-**	**-**	**0.03%**
Total coverage ratio	**0.25%**	**2.57%**	**48.41%**	**1.42%**

Slight differences may occur in totals due to rounding.

---

[2] *ECL coverage ratio shows the impairment allowance (ECL) in each stage as a proportion of gross exposure in each stage.*

As at 31 December 2025

(UA million)

	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**21,325**	**4,403**	**569**	**26,297**	**73.47**	**109.36**	**302.85**	**485.68**
Non-Sovereign	2,445	369	369	3,183	57.07	30.74	218.48	306.29
Sovereign	18,880	4,034	200	23,114	16.40	78.62	84.37	179.39
Interest receivables	**401**	**64**	**413**	**878**	**2.83**	**5.58**	**194.01**	**202.42**
Non-Sovereign	57	12	34	103	2.56	2.15	32.97	37.68
Sovereign	344	52	379	775	0.27	3.43	161.04	164.74
Undisbursed loans	**9,399**	**1,288**	**17**	**10,704**	**0.82**	**36.86**	**-**	**37.68**
Non-Sovereign	701	-	17	718	0.52	-	-	0.52
Sovereign	8,698	1,288	-	9,986	0.30	36.86	-	37.16
Total loans and interest	**31,125**	**5,755**	**999**	**37,879**	**77.12**	**151.80**	**496.86**	**725.78**
Guarantees	**1,164**	**343**	**-**	**1,507**	**6.89**	**9.71**	**-**	**16.60**
Non-Sovereign	232	-	-	232	6.62	-	-	6.62
Sovereign	932	343	-	1,275	0.27	9.71	-	9.98
Treasury Investments	**11,720**	**-**	**-**	**11,720**	**3.67**	**-**	**-**	**3.67**
31 December 2025	**44,009**	**6,098**	**999**	**51,106**	**87.68**	**161.51**	**496.86**	**746.05**

	ECL Coverage ratio			
	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**0.34%**	**2.48%**	**53.22%**	**1.85%**
Non-Sovereign	2.33%	8.33%	59.21%	9.62%
Sovereign	0.09%	1.95%	42.19%	0.78%
Undisbursed Loans	**0.71%**	**8.72%**	**46.98%**	**23.05%**
Non-Sovereign	4.49%	17.92%	96.97%	36.58%
Sovereign	0.08%	6.60%	42.49%	21.26%
Interest receivables	**0.01%**	**2.86%**	**-**	**0.35%**
Non-Sovereign	0.07%	-	-	0.07%
Sovereign	0.00%	2.86%	-	0.37%
Total Loans & Interest receivables	**0.25%**	**2.64%**	**49.74%**	**1.92%**
Guarantees	**0.59%**	**2.83%**	**-**	**1.10%**
Non-Sovereign	2.85%	-	-	2.85%
Sovereign	0.03%	2.83%	-	0.78%
Treasury Investments	**0.03%**	**-**	**-**	**0.03%**
Total coverage ratio	**0.20%**	**2.65%**	**49.74%**	**1.46%**

An analysis of changes in ECL allowances in relation to the bank's financial assets carried at amortized cost is provided below:

Analysis of the changes in ECLs allowance account between 31 December 2025 and 31 March 2026

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as at January 2026	**87,681**	**161,512**	**496,856**	**746,049**
New assets originated or purchased	7,887	-	-	7,887
Assets derecognized or repaid (excluding write off)	(575)	(35)	(20,421)	(21,031)
Transfer from Stage 1 to Stage 2	-	-	-	-
Transfer from Stage 2 to Stage 3	-	-	-	-
Transfer from Stage 2 to Stage 1	-	-	-	-
Transfer from Stage 1 to Stage 3	(29)	-	29	-
New and increased provision	18,565	(8,412)	340	10,492
Gross carrying amount as at 31 March 2026	**113,529**	**153,065**	**476,804**	**743,397**

The Non-Performing Loan (NPL) ratio decreased to 1.96 percent as at 31 March 2026, from 2.02 percent as at 31 December 2025 due to repayments of outstanding balances by Obligors. No write-offs were recorded in December 2025 and March 2026.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. To minimize this risk, the Bank maintains a Prudential Minimum level of Liquidity (PML) based on the projected net cash requirement for a rolling 1-year period. The PML is updated quarterly and computed as the sum of four components: i) 1-year debt service payments, ii) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero, iii) loan equivalent value of committed guarantees and iv) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate haircuts based on asset class and credit rating.

Market Risk

Market risk is the risk of loss or adverse financial impact on the Bank's financial instruments due to direct or indirect changes in market prices. The Bank principally faces two forms of market risk: (i) Currency exchange risk (ii) Interest rate risk.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of the Bank's balance sheet is funded by equity resources, which are reported in UA (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in UA by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (UA). In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, US Dollars and CFA Francs.

Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements:

• The sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets.

• The sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

NOTE D – FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at 31 March 2026 and 31 December 2025:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)	Financial Assets and Liabilities at FVTPL		Fair Value through OCI	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
31 March 2026						
Cash	-	-	-	713,126	713,126	713,126
Demand obligations	-	-	-	845	845	845
Treasury investments	10,437,125	-	-	12,018,909	22,456,034	16,026,076
Derivative assets	806,914	-	-	-	806,914	806,914
Accounts receivable	-	-	-	1,603,880	1,603,880	1,603,880
Loans	-	-	-	25,675,310	25,675,310	25,675,310
Equity participations	-	-	1,193,039	-	1,193,039	1,193,039
Total financial assets	**11,244,039**	-	**1,193,039**	**40,012,070**	**52,449,148**	**46,019,190**
Accounts payable	-	-	-	1,487,493	1,487,493	1,487,493
Derivative liabilities	2,117,024	-	-	-	2,117,024	2,117,024
Borrowings	-	34,644,958	-	271,932	34,916,890	34,445,328
Total financial liabilities	**2,117,024**	**34,644,958**	**-**	**1,759,425**	**38,521,407**	**38,049,845**

	Financial Assets and Liabilities at FVTPL		Fair Value through OCI	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
31 December 2025						
Cash	-	-	-	710,559	710,559	710,559
Demand obligations	-	-	-	990	990	990
Treasury investments	6,688,914	-	-	11,717,175	18,406,089	16,026,076
Derivative assets	790,238	-	-	-	790,238	790,238
Accounts receivable	-	-	-	1,626,245	1,626,245	1,626,245
Loans	-	-	-	25,772,509	25,772,509	25,772,509
Equity participations	-	-	1,107,837	-	1,107,837	1,107,837
Total financial assets	**7,479,152**	-	**1,107,837**	**39,827,478**	**48,414,467**	**46,034,454**
Accounts payable	-	-	-	1,618,597	1,618,597	1,618,597
Derivative liabilities	2,127,891	-	-	-	2,127,891	2,127,891
Borrowings	-	30,942,424	-	262,365	31,204,789	30,690,370
Total financial liabilities	**2,127,891**	**30,942,424**	**-**	**1,880,962**	**34,951,277**	**34,436,858**

The table below classifies the Bank's financial instruments that were carried at fair value at 31 March 2026 and 31 December 2025 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

Hierarchy of financial instruments at fair value through profit or loss
(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total	
	(Level 1)		(Level 2)		(Level 3)		Total	
	2026	2025	2026	2025	2026	2025	2026	2025
Treasury investments	9,634,861	6,053,081	799,988	633,511	2,276	2,322	10,437,125	6,688,914
Derivative assets	109,462	46,576	689,022	733,487	8,430	10,175	806,914	790,238
Equity participation	14,986	13,080	–	–	1,178,052	1,094,757	1,193,039	1,107,837
Total financial assets	**9,759,309**	**6,112,737**	**1,489,010**	**1,366,998**	**1,188,757**	**1,107,254**	**12,437,077**	**8,586,989**
Derivative liabilities	–	–	1,810,593	1,886,540	306,431	241,351	2,117,024	2,127,891
Borrowings	21,011,466	22,899,982	11,320,340	6,858,619	2,313,152	1,183,823	34,644,958	30,942,424
Total financial liabilities	**21,011,466**	**22,899,982**	**13,130,933**	**8,745,159**	**2,619,583**	**1,425,174**	**36,761,982**	**33,070,315**

The Bank's policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer. Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange-traded derivatives, US government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2. These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to Regional Member Countries, private equity and corporate debt securities including some structured assets and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value.

However, as noted earlier, following the adoption of the expected credit loss model, the fair value of loans measured at amortized cost are deemed to approximate their carrying value net of impairment loss while the fair values of some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows.

Debt Securities – Asset and Mortgage-Backed Securities
Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing

is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares – Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or Net Asset Value (NAV). The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Fair Value Hierarchy – Financial Assets and Financial Liabilities at Amortized Cost

The table below classifies the fair value of the Bank's financial instruments that were carried at amortized cost at 31 March 2026 and 31 December 2025 into three levels reflecting the observability of inputs in the fair measurements, with level 1 as observable and level 3 unobservable.

Fair value hierarchy of financial instruments at amortized costs

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data			
	(Level 1)		(Level 2)		(Level 3)		Total	
(UA thousands)	2026	2025	2026	2025	2026	2025	2026	2025
Treasury investments	8,266,885	9,258,661	552,547	1,914,692	–	–	8,819,432	11,173,353
Loans	–	–	–	–	23,691,207	25,772,509	23,691,207	25,772,509
Total financial assets	**8,266,885**	**9,258,661**	**552,547**	**1,914,692**	**23,691,207**	**25,772,509**	**32,510,639**	**36,945,862**
Borrowings	–	–	180,774	155,359	18,334	96,244	199,108	251,603
Total	**–**	**–**	**180,774**	**155,359**	**18,334**	**96,244**	**199,108**	**251,603**

Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of financial instrument	Valuation approach	Key unobservable input	Inter-relationship between key unobservable inputs and fair value measurement
Treasury Investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss-given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default results in lower fair value
Derivative Assets	Options model	Volatility of credit Counterparty credit risk "Own credit" risk	-
Equity participations	Net asset value	Percentage of equity holdings and net assets	Increase in net asset increases fair value
Derivative Liabilities	Discounted cash flow	Volatility of credit spreads	-
Borrowings	Consensus pricing	Offered quotes "Own credit"	-

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below.

Comparable Pricing

Comparable pricing refers to the method whereby valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities defaulting on obligations and the joint probability of multiple entities defaulting on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. Foreign exchange (FX) correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is applied primarily to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavourable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with the strike and maturity profile of the option.

Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Day One Gain or Loss – Unrecognized Gains/Losses on the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at 31 March 2026 and 31 December 2025 were made up as follows.

Movement in day one gain

(UA thousands)	2026	2025
Balance at 1 January	105,466	119,981
New transactions	30,368	6,115
Amounts recognized in income statement during the period	(5,343)	(20,868)
Translation effects	(679)	238
Balance	**129,812**	**105,466**

NOTE E – CASH AND BANK BALANCES

The Bank's cash and bank details are as follows.

Summary of cash and bank balances

(UA thousands)	2026	2025
Balances with central banks	664,404	644,386
Balances with commercial banks and others	48,722	66,173
Total	**713,126**	**710,559**

NOTE F – TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations; time deposits; mortgage and asset-backed securities; funded risk participation programs; secured lending transactions; resale agreements; and related derivative instruments, including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA– or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria.

For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA– or above. All derivative transactions, including options, cross-currency and interest rate swaps, including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at 31 March 2026, the Bank had received collateral with fair value of UA 110 million (December 2025: UA 105 million) in connection with swap agreements. This amount was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable".

The composition of treasury investments as at 31 March 2026 and 31 December 2025 was as follows.

Analysis of Treasury investment portfolio

(UA thousands)	2026	2025
Treasury investments at amortized cost	12,023,021	11,720,846
Provision for impairment	(4,112)	(3,671)
	12,018,909	11,717,175
Treasury investments mandatorily measured at FVTPL	10,437,125	6,688,914
Total treasury investments	**22,456,034**	**18,406,089**

Treasury Investment as at 31 March 2026 included the amount of UA 921.25 million (2025: UA 728.38 million) funded by the proceeds of the hybrid capital.

Treasury Investments at Amortized Cost

The summary of the Bank's treasury investments at amortized cost as at 31 March 2026 and 31 December 2025 is as follows.

Analysis of Treasury investments at amortized costs

	US Dollar		Euro		CNY		Other Currencies		All Currencies	
	2026	2025	**2026**	2025	**2026**	2025	**2026**	2025	**2026**	2025
Asset backed securities/lending	982.97	1,088.44	-	-	-	-	-	-	982.97	1,088.44
Government and Agency obligations	1,716.77	1,662.88	1,985.18	1,915.85	1,157.34	1,137.03	1,186.02	1,141.81	6,045.31	5,857.57
Corporate Bonds	589.61	436.48	-	-	-	-	-	-	589.61	436.48
Financial Institutions	251.24	248.81	146.96	125.01	-	-	315.26	321.51	713.46	695.33
Supranational	1,683.05	1,658.14	1,461.27	1,435.16	79.70	80.17	467.65	469.56	3,691.67	3,643.03
Total	**5,223.64**	**5,094.75**	**3,593.41**	**3,476.02**	**1,237.04**	**1,217.20**	**1,968.93**	**1,932.88**	**12,023.02**	**11,720.85**

The nominal value of treasury investments at amortized cost as of 31 March 2026 is UA 9,946.54 million (31 December 2025: UA 11,720.85 million). The average yield of treasury investments at amortized cost for the year ended 31 March 2026 was 2.62 percent (31 December 2025: 2.48 percent).

The contractual maturity structure of treasury investments at amortized cost as at 31 March 2026 and 31 December 2025 was as follows.

Maturity structure of Treasury investments at amortized costs

(UA millions)	2026	2025
One year or less	1,659.10	1,873.90
More than one year but less than two years	964.80	964.02
More than two years but less than three years	1,063.57	1,063.81
More than three years but less than four years	1,080.24	1,073.59
More than four years but less than five years	1,104.63	1,085.24
More than five years	6,150.68	5,660.29
Total	12,023.02	11,720.85

The fair value of treasury investments at amortized cost as of 31 March 2026 was UA 10,423 million (31 December 2025: UA 11,498.09 million). Treasury Investments at amortized costs includes UA 921.25 million (31 December 2025: UA 728.38 million) funded with the proceeds of the Hybrid Capital.

Treasury Investments mandatorily measured at FVTPL

A summary of the Bank's treasury investments at FVTPL at 31 March 2026 and 31 December 2025 were as follows.

Analysis of Treasury Investments at FVTPL

(UA millions)

	US Dollar		Euro		CNY		Other Currencies		All Currencies	
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Time deposits	310.96	477.12	408.83	158.59	51.14	138.32	194.81	476.72	965.74	1,250.75
Asset-backed securities	2.28	2.32	-	-	-	-	-	-	2.28	2.32
Government and Agency obligations	3,150.76	2,199.68	2,257.19	1,431.18	106.22	130.13	29.13	29.74	5,543.30	3,790.73
Financial Institutions	1,312.60	331.11	749.31	258.24	-	-	-	-	2,061.91	589.35
Supranational	1,226.63	593.09	618.30	462.67	-	-	18.96	-	1,863.89	1,055.76
Total	6,003.23	3,603.32	4,033.63	2,310.68	157.36	268.45	242.90	506.46	10,437.12	6,688.91

The nominal value of treasury investments mandatorily measured at FVTPL as of 31 March 2026 was UA 10,555.33 million (31 December 2025: UA 6,708.80 million). The average yield of treasury investments mandatorily measured at FVTPL for the period 31 March 2026 was 1.70 percent (31 December 2025: 3.14 percent). The contractual maturity structure of treasury investments mandatorily measured at FVTPL as of 31 March 2026 and 31 December 2025 were as follows.

Maturity structure of treasury investments at FVTPL

(UA millions)	2026	2025
One year or less	5,305.59	2,928.50
More than one year but less than two years	578.87	853.00
More than two years but less than three years	1,137.00	1,516.81
More than three years but less than four years	620.24	354.64
More than four years but less than five years	1,397.41	1,033.64
More than five years	1,398.01	2.32
Total	10,437.12	6,688.91

Treasury investments at FVTPL includes zero investment (31 December 2025: zero) funded with the proceeds of the hybrid capital.

NOTE G – DERIVATIVE ASSETS AND LIABILITIES

The fair value of derivative financial assets and financial liabilities as at 31 March 2026 and 31 December 2025 were as follows.

Fair value of derivative financial assets and financial liabilities

(UA thousands)	**2026**		**2025**	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Borrowings-related:				
Cross-currency swaps	397,169	1,620,082	366,333	1,700,013
Interest rate swaps	53,167	448,088	138,822	323,804
Loan swaps	247,116	47,559	238,507	102,674
	697,452	**2,115,729**	**743,662**	**2,126,491**
Investments-related:				
Asset swaps	-	1,296	-	1,400
Futures and others	109,462	-	46,576	-
	109,462	1,296	46,576	1,400
Total	**806,914**	**2,117,024**	**790,238**	**2,127,891**

The notional amounts of derivative financial assets and liabilities as at 31 March 2026 and 31 December 2025 were follows.

Notional amounts for derivative instruments

(UA thousands)	**2026**	**2025**
Borrowings-related:		
Cross-currency swaps	19,378,279	16,417,979
Interest rate swaps	24,222,744	22,672,532
Loan swaps	3,301,542	3,420,600
	46,902,565	**42,511,111**
Investments-related:		
Asset swaps	(1,382)	(2,919)
	(1,382)	(2,919)
Total	**46,901,183**	**42,508,192**

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 31 March 2026, the Bank had futures with a notional value of EUR 38.78 million (UA 34.49 million) (2025: EUR 24,264 million, UA 20,818 million) and USD 3.74 million (UA 3.03 million) (2025: USD 19,686 million, UA 14,375 million) and GBP 0.63 million (UA 0.70 million) (2025: GBP 225 million, UA 221 million).

The carrying values of the Euro, US dollars and GBP futures was a market value of EUR 40.69 million (UA 10.76 million) (2025: EUR 0.67 million, UA 0.57 million) a market value of USD 4.11 million (UA 3.03 million) (2025: USD 13.43 million, UA 9.81 million) and a market value GBP 0.72 million (UA 0.71 million) (2025: GBP 0.12 million, UA 0.12 million) respectively.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure (i.e., EUR, GBP, CFA Franc and USD vis-à-vis the UA), the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at 31 March 2026 there were no open positions with respect to forward exchange transactions.

Hedge Accounting

Fair value hedge

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in the income statement. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in the income statement.

The fair value of the loan swaps designated and effective as hedging instruments as at 31 March 2026 was an asset of UA 192.76 million (December 2025: UA 129.20 million). The fair value gain on these loan swaps for the period ended 31 March 2026 was UA 60.83 million (March 2025: UA 11.60 million). The fair value loss on the hedged loans attributable to the hedged risk was UA 64.34 million (March 2025: loss of UA 11.29 million). Therefore, the hedge effectiveness recognized in the income statement was a loss of UA 3.51 million (March 2025: gain of UA 0.31 million).

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the period ended March 2026, the amortization of fair value adjustment on the hedged risk amounted to a gain of UA 0.07 million (March 2025: gain of UA 0.14 million).

Cash flow hedge

The Bank issued hybrid capital instruments in 2024 and 2025 and invested the proceeds in certain types of bonds over an interim period of time. The transaction was a forecast purchase of bonds (using derivatives) with interest rate risk exposure between when the hybrid capital (is issued and) proceeds are received, and when bonds are purchased over an interim forecast or future period (of up to 3 months) to construct a dedicated bond portfolio.

To mitigate interest rate and income statement volatility during the interim period, the Bank applied cash flow hedge accounting using bonds futures. The table below shows the movement and closing balance on the cash flow hedge reserve and amounts transferred to income statement as reclassification adjustments.

Movement in cash flow hedge reserve

(UA thousands)	2026	2025
Fair value losses from hedging instrument	9,576	10,705
Reclassification to income statement	(278)	(1,129)
Net fair value losses in cash flow hedge reserve	**9,298**	**9,576**

NOTE H – LOANS AND GUARANTEES

Loans

The Bank's loan portfolio comprises loans granted to or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

Loan Portfolio: The Bank's loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms—that is, they are offered in multi-currencies or in a single currency. While floating rate loans only bear single currency terms.

Other Loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank can mobilize co-financing by transferring some or all the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices**.**

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a "cost-pass-through" principle to ensure that the overall cost of funds is compensated.

At 31 March 2026 and 31 December 2025, outstanding loans were as follows.

Summary of outstanding loan balance

(UA thousands)	2026	2025
Outstanding balance of loans - Gross	26,193,086	26,295,874
Provision for impairment	(517,776)	(523,365)
Total Outstanding Loans	**25,675,310**	**25,772,509**

Classification of Loans

At 31 March 2026 and 31 December 2025, the carrying values of net outstanding loans were as follows.

Classification of loans by type

(UA thousands)	2026	2025
Loans at amortized cost		
Fixed rate loans	3,617,710	3,724,259
Floating rate loans	22,433,960	22,431,550
Variable rate loans	141,416	140,065
Gross Loans	**26,193,086**	**26,295,874**
Provision for impairment	(517,776)	(523,365)
Total Outstanding Loans	**25,675,310**	**25,772,509**

The Bank is exposed to a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. Accordingly, the fair value of this loan, and similar loans, is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans. During the period, the fair value of the loan was determined as zero due to changes in the key valuation inputs. Subsequent changes in the key valuation inputs would lead to impairment gains that would be recognized in the income statement when it happens.

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of total outstanding loans (on gross basis) as at 31 March 2026 and 31 December 2025 was as follows.

Maturity structure of loan portfolio

Periods		2026			2025
(UA millions)	Fixed Rate	Floating Rate	Variable Rate	Total	Total
One year or less	435.52	1,957.58	141.42	2,534.52	2,357.04
More than one year but less than two	271.73	1,889.88	-	2,161.61	2,064.53
More than two years but less than	315.35	1,822.30	-	2,137.65	2,215.65
More than three years but less than	343.04	1,666.25	-	2,009.29	2,104.33
More than four years but less than	310.59	1,576.68	-	1,887.27	1,880.46
More than five years	1,941.48	13,521.27	-	15,462.75	15,673.86
Gross Outstanding Loans	**3,617.71**	**22,433.96**	**141.42**	**26,193.09**	**26,295.87**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements. The currency composition and types of outstanding loans (on gross basis) as at 31 March 2026 and 31 December 2025 were as follows:

(UA millions)			**2026** Amount	**%**	2025 Amount	%
Fixed Rate:	Multi-Currency	Euro	-		-	
		Japanese Yen	-		-	
		Pound Sterling	-		-	
		Swiss Franc	-		-	
		US Dollar	60.40		59.82	
			60.40	0.23	59.82	0.23
	Single Currency	Euro	930.38		994.40	
		Japanese Yen	-		-	
		South African Rand	603.80		615.90	
		US Dollar	361.58		364.10	
		Others	-		-	
			1,895.76	7.24	1,974.40	7.51
	Structured	Euro	1,373.14		1,398.20	
		US Dollar	79.62		78.86	
		South African Rand	208.79		212.98	
			1,661.55	6.34	1,690.04	6.43
Floating Rate:	Single Currency	Euro	2,283.19		2,307.15	
		Pound Sterling	-		-	
		Japanese Yen	-		-	
		South African Rand	1,020.16		1,082.04	
		US Dollar	4,342.71		4,418.40	
		Others	-		-	
			7,646.06	29.19	7,807.59	29.69
	Structured Product	Euro	7,923.07		7,844.96	
		Japanese Yen	8.06		6.45	
		US Dollar	6,096.84		6,018.24	
		South African Rand	759.93		754.31	
			14,787.90	56.46	14,623.96	55.61
Variable Rate:	Multi-Currency	US Dollar	141.42		140.07	
			141.42	0.54	140.07	0.53
Gross Outstanding Loans			**26,193.09**	**100.00**	**26,295.87**	**100.00**

The weighted average yield on outstanding loans (on gross basis) for the period ended 31 March 2026 was 1.21 percent (31 March 2025: 1.36 percent).

A comparative summary of the currency composition of outstanding loans at 31 March 2026 and 31 December 2025 were as follows.

Currency composition of loan portfolio

(UA millions)	**2026** Amount	**%**	2025 Amount	%
Euro	12,509.78	47.76	12,544.71	47.71
Japanese Yen	8.06	0.03	6.45	0.02
South African Rand	2,592.68	9.90	2,665.23	10.14
US Dollar	11,082.57	42.31	11,079.48	42.13
Gross Outstanding Loans	**26,193.09**	**100.00**	**26,295.87**	**100.00**

Reconciliation of ECLs on Loan Principal and Undisbursed loans

The movements in the accumulated provision for impairment on the outstanding loan principal for the year ended 31 March 2026 and 31 December 2025 were as follows:

Summary of ECL on Loans

(UA thousands)	2026	2025
Balance as at 1 January	523,365	500,550
Provision for impairment on loan principal and undisbursed loans for the period (net)	(5,589)	22,815
Net balance	**517,776**	**523,365**

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans (including undisbursed loans). During the period ended 31 March 2026, impairment provision on private sector loans (including undisbursed loans) amounted to UA 1.88 million (2025: UA 15.06 million) while impairment for sovereign loans (including undisbursed loans) amounted to a writeback of UA 3.95 million (2025: provision of UA 7.75 million). The accumulated provisions on private sector loans at 31 March 2026 amounted to UA 308.69 million (2025: UA 306.81 million) while accumulated provisions on public sector loans amounted to UA 212.60 million (2025: UA 216.55 million).

ECLs on Stage 3 Loan Principal

At 31 March 2026, outstanding loans with an aggregate principal balance of UA 556.50 million (31 December 2025: UA 568.80 million), of which UA 272.39 million (31 December 2025: UA 263.91 million) was overdue and credit impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at 31 March 2026 and 31 December 2025 were as follows.

Summary of ECL on Impaired Loans

(UA thousands)	2026	2025
Outstanding balance on impaired loans	556,498	568,798
Provision for impairment (Stage 3 only)	(283,882)	(302,853)
Net balance on impaired loans	**272,616**	**265,945**

Accounts Receivable

Accrued Income and Charges Receivable on Loans including Other Accounts Receivable

The accrued income and charges receivable on loans as at 31 March 2026 and 31 December 2025 were as follows.

(UA thousands)	2026	2025
Accrued income and charges receivable on loans	937,994	909,489
Provision for impairment	(203,545)	(202,411)
Total	**734,449**	**707,078**
Other accounts receivable;		
Accrued and other similar receivables	610,682	715,904
Staff receivables	71,128	70,717
Other receivables	184,177	127,942
Prepayments	3,444	4,604
Sub-total	**869,431**	**919,167**
Total Accounts Receivable	**1,603,880**	**1,626,245**

Reconciliation of ECLs on Charges Receivable

The movements in the accumulated provision for impairment on loan interest and charges receivable for the year ended 31 March 2026 and 31 December 2025 were as follows:

Summary of ECL on charges receivable

(UA thousands)	2026	2025
Balance at January 1	202,411	196,540
Provisions/(Writeback) on impairment on loan charges for the year (net)	1,134	5,871
Net Balance	**203,545**	**202,411**

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the period ended 31 March 2026, an impairment writeback was made on interest and charges receivable on private sector loans in the amount of UA 2 million (31 December 2025: provision of UA 8.34 million), while interest and charges receivable on public sector loans increased by UA 3.15 million (2025: writeback of UA 2.46 million). The accumulated provision on interest and charges receivable on private sector loans at 31 March 2026 amounted to UA 35.68 million (31 December 2025: UA 37.68 million) while accumulated provisions on interest and charges receivables on public sector loans amounted to UA 167.89 million (31 December 2025: UA 164.74 million).

ECLs on Stage 3 Charges Receivable

At 31 March 2026, outstanding charge receivable has an aggregate balance of UA 410.43 million (31 December 2025: UA 412.94 million).

The gross amounts of charge receivable that were impaired and their cumulative impairment at 31 March 2026 and 31 December 2025 were as follows.

Summary of ECL on impaired charges receivable

(UA thousands)	2026	2025
Outstanding balance on impaired receivable	410,430	412,944
Provision for impairment	(192,930)	(194,003)
Net balance on stage 3 charges receivables	**217,500**	**218,941**

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 31 March 2026, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 40.52 million (31 December 2025: UA 44 million).

Also, the Bank provides repayment guarantees to entities within its Regional Member Countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Repayment guarantees provided by the Bank outstanding at 31 March 2026 amounted to UA 1,869.94 million (31 December 2025: UA 1,507.53 million), of which UA 87.82 million (31 December 2025: UA 90.10 million) is related to trade finance as at 31 March 2026.

The accumulated ECL calculated on the guarantees issued by the Bank as at 31 March 2026 was UA 17.97 million (31 December 2025: UA 16.60 million).

Other than the guarantees above issued to other entities, the Bank in 2015 entered into guarantee contracts referred to as EEAs (see additional details in Note C).

In addition to EEAs, since 2018, the Bank has entered into Balance Sheet Optimization (BSO) transactions which are expected to release risk capital and create additional lending headroom. These transactions involve credit insurance, credit enhancement and synthetic securitization. Like the EEAs, these transactions are accounted for as financial guarantees. The details of BSO initiatives are provided in Note C.

The Bank has purchased credit enhancement facilities from the PSF for some of its non-sovereign loans. As at 31 March 2026, the maximum coverage amounts of non-sovereign loans by PSF amounted to UA 539.96 million (31 December 2025: UA 539.41 million).

The total cost of BSO coverage for the period ended 31 March 2026 was UA 3.47 million (31 March 2025: UA 3.61 million).

NOTE I – EQUITY PARTICIPATIONS

Investment in ADF

The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increase international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the African Development Bank. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven primarily by staff time spent on individual entity's work program deliverables. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the period ended 31 March 2026 amounted to UA 57.16 million (31 March 2025: UA 59.21 million), representing 51.03 percent (31 March 2025: 51.82 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the AfDB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 31 March 2026, the Bank's pro-rata or economic share in ADF was 0.33 percent (31 December 2025: 0.30 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, rights to variable returns from its relationship with ADF and its economic interest in the Fund is less than 1 percent. Consequently, the Fund was not consolidated in the Bank's Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative (MDRI), the net asset value of ADF which is the basis for determining the value of the Bank's investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF are composed of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their Heavily Indebted Poor Countries (HIPC) completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions.

The Bank's objective in such equity investments is to promote the economic development of its Regional Member Countries and, in particular, the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9, equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into Other Comprehensive Income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at FVOCI.

For the period ended 31 March 2026, dividend income increased by UA 0.66 million (59.33 percent) to UA 1.77 million from UA 1.11 million in 31 March 2025.

The Bank's equity interests at 31 March 2026 and 31 December 2025 are summarized below.

(UA thousands)

Institutions	2026	2025
Investment in ADF	111,741	111,741
Accumulated share of profit/ (loss) & impairment on 1 January	(48,887)	(49,895)
Share of losses on equity accounted investments for the period	4	155
Writeback/(Impairment) for the period	(4,993)	853
	57,865	**62,854**
DIRECT INVESTMENTS		
TOTAL DIRECT INVESTMENT AND FUNDS	1,135,174	1,044,983
GRAND TOTAL	**1,193,039**	**1,107,837**

NOTE J – PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

The Bank's Property, equipment and Intangible assets as at 31 March 2026 and 31 December 2025 are summarized below:

Property, Equipment and Intangible Assets

(UA thousands)	2026	2025
Costs	346,119	343,522
Accumulated depreciation	(285,465)	(281,823)
Net Book Value	**60,654**	**61,699**

NOTE K – BORROWINGS

As at 31 March 2026 and 31 December 2025, the Bank's borrowings were as follows:

Analysis of Borrowing Portfolio

(UA thousands)	2026	2025
Borrowings at fair value	34,644,958	30,942,424
Borrowings at amortized cost	271,932	262,365
Total	**34,916,890**	**31,204,789**

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A– or better. The Bank's usable capital at 31 March 2026 was UA 82.76 billion (31 December 2025: UA 73.97 billion).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs. Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity.

Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 March 2026 was as follows:

Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	9,338.96	903.71	10,242.67
More than one year but less than two years	5,485.25	789.09	6,274.34
More than two years but less than three years	5,246.00	240.53	5,486.53
More than three years but less than four years	4,362.43	139.18	4,501.61
More than four years but less than five years	4,392.43	142.20	4,534.63
More than five years	3,552.79	52.39	3,605.18
Total	**32,377.86**	**2,267.10**	**34,644.96**

Borrowings Carried at Amortized Cost

Periods	Ordinary	Callable	Total
One year or less	66.11	-	66.11
More than one year but less than two years	87.58	-	87.58
More than two years but less than three years	37.55	-	37.55
More than three years but less than four years	39.99	-	39.99
More than four years but less than five years	-	-	-
More than five years	40.18	-	40.18
Subtotal	**271.41**	**-**	**271.41**
Net unamortized premium and discount	0.52	-	0.52
Total	**271.93**	**-**	**271.93**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2025 was as follows:

Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	6,862.25	448.96	7,311.21
More than one year but less than two years	6,520.78	316.90	6,837.68
More than two years but less than three years	7,098.61	198.28	7,296.89
More than three years but less than four years	3,798.40	137.33	3,935.73
More than four years but less than five years	2,726.88	1.29	2,728.17
More than five years	2,780.02	52.72	2,832.74
Total	**29,786.94**	**1,155.48**	**30,942.42**

Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	30.56	-	30.56
More than one year but less than two years	106.90	-	106.90
More than two years but less than three years	34.08	-	34.08
More than three years but less than four years	49.52	-	49.52
More than four years but less than five years	-	-	-
More than five years	40.85	-	40.85
Subtotal	**261.91**	**-**	**261.91**
Net unamortized premium and discount	0.45	-	0.45
Total	**262.36**	**-**	**262.36**

The fair value of borrowings carried at fair value through profit or loss at 31 March 2026 was UA 34,644.96 million (December 2025: UA 30,942.42 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 31 March 2026 was UA 37,490.12 million (December 2025: UA 33,495.81 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note P, there was a net loss of UA 23.72 million on borrowings, related derivatives and others for the period ended 31 March 2026 (31 March 2025: UA 68.49 million). The fair value movement attributable to changes in the Bank's credit risk included in the other comprehensive income for the period ended 31 March 2026 was a gain of UA 78.65 million (31 March 2025: UA 18.77 million).

Fair value movements attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for AfDB quoted bonds versus market referenced rate both at the beginning and end of the relevant year. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one-year call date.

For borrowings designated at fair value through profit or loss at 31 March 2026, the cumulative unrealized fair value losses to date were UA 266.48 million (December 2025: UA 480.26 million).

NOTE L—ACCOUNTS PAYABLE

Accounts payable for the period ended 31 March 2026 and 31 December 2025 consists of:

Composition of accounts payable

(UA thousands)

	2026	2025
Accrued financial charges:		
Accrued interest on borrowings	338,396	406,918
Accrued interest payable on cross currency swaps	259,856	433,591
Accrued interest on lease liabilities	91	87
Sub-total	598,343	840,596
Other account payables	889,150	778,001
Total Accounts Payable	**1,487,493**	**1,618,597**

NOTE M – EQUITY
Equity is composed of capital and reserves. These are further detailed as follows:

Capital
Capital includes subscriptions paid-in by member countries and Cumulative Exchange Adjustments on Subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In
Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, voluntary capital increases, special capital increases and the seven General Capital Increases (GCIs) implemented to date, as well as the General Callable Capital Increase (GCCI).

On 31 October 2019, the Board of Governors of the Bank approved a 125 percent increase in the capital resources of the institution. This seventh General Capital Increase (GCI-VII) increased the authorized capital stock of the Bank from UA 69,472 million to UA 153,191 million with the creation of 8,371,881 new shares. The new shares created were allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

The paid-up portion of the GCI-VII subscription is payable in twelve annual instalments for member countries eligible to receive financing from ADF and eight annual instalments for member countries not eligible to receive financing from ADF. A member country's payment of the first installment triggers its subscription, and the entire callable shares are issued. Shares representing the paid-up portion of the subscription are issued only as and when the Bank receives the actual payments for such shares.

At the Fifty-Ninth Annual Meeting of the African Development Bank held on 29 May 2024, the Board of Governors approved, by Resolution B/BG/2024/09, the General Callable Capital Increase of UA 88,125,360,000 to preserve the Bank's lending capacity. This approval increased the Bank's authorized capital from UA 152,034,360,000 to UA 240,159,720,000. Under the GCCI, member countries' subscriptions are deemed effective upon the deposit of their Instruments of Subscription. Given the callable nature of these shares, no payment is required at the time of subscription.

The Bank's capital as at 31 March 2026 and 31 December 2025 were as follows.

Composition of Paid-In Capital

(UA thousands)	**2026**	2025
Capital Authorized (in shares of UA 10 000 each)	240,159,720	240,159,720
Less: Unsubscribed	(54,433,617)	(64,051,046)
Subscribed Capital	185,726,103	176,108,674
Less: Callable Capital	(175,765,060)	(166,209,110)
Paid-up Capital	9,961,043	9,899,564
Shares to be issued upon payment of future installments	(1,725,230)	(1,885,081)
Add: Amounts paid in advance	657	621
Capital	**8,236,470**	**8,015,104**

Included in the authorized data for 31 March 2026 is an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia ("former Yugoslavia").

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance, its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

AFRICAN DEVELOPMENT BANK
Subscriptions by member countries and their voting power at 31 March 2026 were as follows:

UA thousands	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	ALGERIA	779,343	4.236	451,742	7,341,680	779,968	5.319
2	ANGOLA	143,277	0.779	79,056	1,353,722	143,902	0.981
3	BENIN	147,310	0.801	50,782	1,422,330	147,935	1.009
4	BOTSWANA	113,181	0.615	86,675	1,045,130	113,806	0.776
5	BURKINA FASO	61,948	0.337	29,819	589,680	62,573	0.427
6	BURUNDI	28,312	0.154	13,272	269,846	28,937	0.197
7	CABO VERDE	7,351	0.040	4,381	69,140	7,976	0.054
8	CAMEROON	218,374	1.187	52,575	2,131,181	127,094	0.867
9	CENTRAL AFRICAN REPUBLIC	4,723	0.026	2,451	44,782	5,348	0.036
10	CHAD	8,996	0.049	4,356	85,620	9,621	0.066
11	COMOROS	1,006	0.005	680	9,386	1,631	0.011
12	REPUBLIC OF THE CONGO	46,416	0.252	26,004	438,170	47,041	0.321
13	COTE D'IVOIRE	569,824	3.097	266,515	5,431,740	570,058	3.887
14	DEMOCRATIC REPUBLIC OF CONGO	202,650	1.101	66,808	1,959,695	203,275	1.386
15	DJIBOUTI	1,213	0.007	1,517	10,610	1,838	0.013
16	EGYPT	1,480,375	8.045	507,044	14,296,720	926,230	6.316
17	EQUATORIAL GUINEA	9,588	0.052	7,969	87,913	10,213	0.070
18	ERITREA	4,548	0.025	3,306	42,182	5,173	0.035
19	ESWATINI	16,441	0.089	11,825	152,594	17,066	0.116
20	ETHIOPIA	363,184	1.974	100,025	3,531,830	222,814	1.519
21	GABON	66,219	0.360	56,747	605,468	66,844	0.456
22	GAMBIA	16,176	0.088	6,823	154,960	16,801	0.115
23	GHANA	308,834	1.678	138,101	2,950,211	309,459	2.110
24	GUINEA	50,466	0.274	22,325	482,350	51,091	0.348
25	GUINEA BISSAU	984	0.005	990	8,860	1,609	0.011
26	KENYA	180,052	0.979	82,734	1,717,790	180,677	1.232
27	LESOTHO	13,639	0.074	7,142	129,270	14,264	0.097
28	LIBERIA	26,294	0.143	12,247	250,711	26,919	0.184
29	LIBYA	508,759	2.765	200,283	4,887,308	285,221	1.945
30	MADAGASCAR	94,554	0.514	43,488	902,000	95,179	0.649
31	MALAWI	42,934	0.233	18,942	410,410	40,927	0.279
32	MALI	25,444	0.138	20,487	233,958	26,069	0.178
33	MAURITANIA	7,732	0.042	5,152	72,186	7,981	0.054
34	MAURITIUS	94,566	0.514	56,737	888,860	95,191	0.649
35	MOROCCO	1,132,222	6.153	415,840	10,906,389	718,287	4.898
36	MOZAMBIQUE	140,345	0.763	39,265	1,364,218	88,852	0.606
37	NAMIBIA	49,979	0.272	27,996	471,800	50,604	0.345
38	NIGER	47,438	0.258	13,562	460,823	27,687	0.189
39	NIGERIA	1,318,875	7.168	787,592	12,401,179	1,319,500	8.998
40	RWANDA	18,569	0.101	8,749	176,936	19,194	0.131
41	SÃO TOMÉ AND PRÍNCIPE	8,622	0.047	4,086	82,144	9,247	0.063
42	SENEGAL	127,033	0.690	57,384	1,212,963	127,658	0.871
43	SEYCHELLES	4,203	0.023	3,291	38,741	4,828	0.033
44	SIERRA LEONE	15,893	0.086	12,985	145,951	16,518	0.113
45	SOMALIA	4,300	0.023	3,157	39,846	4,925	0.034
46	SOUTH AFRICA	738,436	4.013	405,354	6,979,010	739,061	5.040
47	SOUTH SUDAN	38,366	0.209	6,665	377,010	38,991	0.266
48	SUDAN	14,034	0.076	14,160	126,177	14,659	0.100
49	TANZANIA	117,986	0.641	55,484	1,124,387	118,596	0.809
50	TOGO	36,679	0.199	15,309	351,496	37,304	0.254
51	TUNISIA	210,936	1.146	117,802	1,991,564	211,561	1.443
52	UGANDA	55,147	0.300	26,079	525,402	55,772	0.380
53	ZAMBIA	170,985	0.929	79,753	1,630,070	171,610	1.170
54	ZIMBABWE	405,669	2.205	120,069	3,936,634	251,105	1.712
	Total Regionals	**10,300,430**	**55.980**	**4,653,582**	**98,351,033**	**8,676,690**	**59.170**

	Member States	Total Shares	% of Total	Amount Paid	Callable Capital	Number of Votes	% of Total Voting
Total Regionals		**10,300,430**	**55.980**	**4,653,582**	**98,351,033**	**8,676,690**	**59.170**
55	ARGENTINA	10,194	0.055	7,185	94,760	9,973	0.068
56	AUSTRIA	102,260	0.556	37,553	985,050	65,146	0.444
57	BELGIUM	93,548	0.508	61,730	873,750	94,173	0.642
58	BRAZIL	21,791	0.118	16,970	200,940	22,416	0.153
59	CANADA	886,260	4.817	368,272	8,494,329	561,476	3.829
60	CHINA	295,345	1.605	107,885	2,845,570	187,005	1.275
61	DENMARK	269,074	1.462	105,654	2,585,090	170,662	1.164
62	FINLAND	111,952	0.608	41,113	1,078,410	71,260	0.486
63	FRANCE	542,694	2.949	315,858	5,111,090	543,319	3.705
64	GERMANY	957,368	5.203	375,411	9,198,270	605,598	4.130
65	INDIA	41,549	0.226	23,638	391,860	42,174	0.288
66	IRELAND	117,959	0.641	53,935	1,125,670	118,584	0.809
67	ITALY	555,821	3.021	204,060	5,354,150	351,316	2.396
68	JAPAN	1,260,917	6.853	463,205	12,145,969	796,416	5.431
69	KOREA	69,548	0.378	40,173	655,310	70,173	0.479
70	KUWAIT	64,521	0.351	37,553	607,660	65,146	0.444
71	LUXEMBOURG	29,958	0.163	15,630	283,950	30,583	0.209
72	NETHERLANDS	202,514	1.101	78,923	1,946,220	128,749	0.878
73	NORWAY	270,634	1.471	106,043	2,600,300	171,641	1.170
74	PORTUGAL	34,761	0.189	20,313	327,300	35,386	0.241
75	SAUDI ARABIA	27,996	0.152	16,298	263,670	28,621	0.195
76	SPAIN	154,377	0.839	100,670	1,443,100	155,002	1.057
77	SWEDEN	359,946	1.956	131,946	3,467,520	227,730	1.553
78	SWITZERLAND	336,292	1.828	127,608	3,235,320	212,963	1.452
79	TÜRKIYE	57,317	0.312	29,912	543,260	57,942	0.395
80	UNITED KINGDOM	271,589	1.476	177,620	2,538,270	272,214	1.856
81	UNITED STATES OF AMERICA	953,496	5.182	517,730	9,017,239	891,611	6.080
Total Non-Regionals		**8,099,681**	**44.020**	**3,582,888**	**77,414,027**	**5,987,279**	**40.830**
Grand Total		**18,400,111**	**100.000**	**8,236,470**	**175,765,060**	**14,663,969**	**100.000**

The subscription position including the distribution of voting rights at 31 March 2026 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI V, GCI-VI and GCI-VII. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.

Slight differences may occur in totals due to rounding

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in US Dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 31 March 2026 and 31 December 2025, the Cumulative Exchange Adjustment on Subscriptions were as follows.

Cumulative exchange adjustment on subscriptions

(UA thousands)	2026	2025
Balance at 1 January	150,224	146,706
Net conversion losses /(gains) on new subscriptions	(6,229)	3,518
Balance	**143,995**	**150,224**

Reserves

The reserves increased by UA 166.52 million (3.69 percent) from UA 4,507.11 million as at 31 December 2025 to UA 4,673.63 million as at 31 March 2026. This increase is due to the total comprehensive income for the period.

Net Gains or Losses on Equity Investments at FVOCI Reserve

At 31 March 2026 and 31 December 2025, the change in the reserve was as follows.

Fair Value Change in Equity Participation Investments at FVOCI

(UA thousands)	2026	2025
Balance at 1 January	19,587	21,093
Net fair value gains for the period recognized in OCI	78,653	18,771
Balance at 31 March	**98,240**	**39,864**

Equity Participation instruments classified as measured at FVOCI were derecognized, and as a result, the fair value gains accumulated in the reserves related to these derecognized instruments were transferred to retained earnings.

Retained Earnings

Retained earnings include the net income for the year after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable.

Cash Flow Hedge Reserve

A cash flow hedge reserve is a reserve that records the effective portion of gains or losses on a hedging instrument and reclassification adjustments to the income statement in the same period (s) in which the forecast cashflows affect the income statement. Details of the movement in the reserve in 2026 is disclosed in Note G—Hedge Accounting.

Hybrid Capital Instrument (HCI) Reserve

On 30 September 2025, the Bank completed its second issuance of the perpetual, deeply subordinated and fixed rate reset Hybrid Capital Notes, with issue proceed of UA 363.92 million (USD 500 million) at a discretionary coupon rate of 5.875 percent. The transaction costs were 0.5 percent of the issue amount, or UA 1.82 million (USD 2.5 million). The Bank launched the first issuance of the perpetual deeply subordinated and fixed rate reset Hybrid Capital Notes on 30 January 2024 with issue proceed of UA 563.86 million (USD 750 million) at a discretionary coupon rate of 5.750 percent. The transaction costs were 0.5 percent or UA 2.83 million (USD 3.75 million). As at 31 March 2026, the total carrying amount of the Bank's Hybrid Capital was UA 927.78 million (Issue 1 on 30 January 2024: UA 563.86 million; and Issue 2 on 30 September

2025: UA 363.92 million).

The Bank has the sole and absolute discretion to call or redeem the hybrid capital (or on the occurrence of certain or repurchase events) and to pay the discretionary coupon and principal to the holders. The discretionary coupon is non-accruing and would be deemed payable to the holders if and only if declared and approved by the Bank. If a trigger event occurs and the set threshold (7.5x) is breached, payment of the discretionary coupon must be canceled. Also, hybrid capital would be written down if certain events occur.

Based on its terms, the hybrid capital meets the definition of equity under IFRS and was consequently classified and presented under equity in the financial statements. As such, all amounts received from the issue (e.g. proceeds) and all payment amounts (e.g. transaction costs and discretionary coupons) would be directly recorded in equity. Also, the Hybrid Capital would be recorded at historical cost and would not be remeasured over time.

Details of the Subordinated Notes and Hybrid Capital are presented below.

Details of Hybrid Capital Instrument Issuance

Issuance	Initial issue date	First call date	Initial nominal value (currency) USD'000	Initial nominal value (UA'000)	Issue Currency	Coupon Rate	Interest reset rate	Carrying Amount (UA'000)
1	30-Jan-24	30-Aug-34	750,000	563,859	USD	5.750%	5-year US treasury yield +157.5 bps	563,859
2	30-Sep-25	01-Aug-35	500,000	363,922	USD	5.875%	5-year US treasury yield +165.3 bps	363,922
			1,250,000	**927,781**				**927,781**

Under the terms of issuance, the Bank retains full discretion to call or redeem the hybrid capital, whether upon specified events, repurchase triggers, or at its own initiative. Coupon payments are fully discretionary; they do not accrue if unpaid and are only recognized when declared and approved by the Bank.

If the hybrid capital is not redeemed at its first call date, the coupon rate will reset on the first reset date. For Issuance 1, the initial reset occurs in August 2034 and for Issuance 2 in August 2035. On each reset date and every 5 years thereafter, the coupon rate will be set to the then-prevailing 5-year U.S. Treasury yield plus a specified margin (Issue 1: 157.5 basis points; Issue 2: 165.3 basis points). If the hybrid capital is not called or redeemed at the first call date, the coupon rate will be reset according to this mechanism.

In addition, if a trigger event occurs—that is, if the ratio of total assets to total equity exceeds 7.5—the Bank is required to withhold any discretionary coupon payments. The hybrid capital is also subject to permanent write-down provisions if specified events occur, in accordance with the instrument's contractual terms.

The Bank paid and recognized in equity the annual discretionary coupon of UA 31.68 million (USD 43.13 million) in August 2025 compared with UA 16.27 million (USD 21.56 million) paid and recognized in equity (6 months) for 2024.

Hybrid Capital Trigger *Event Ratio*

The discretionary coupon payments must be mandatorily cancelled if the ratio of total assets to paid-in capital and reserves exceeds 7.5x.

Hybrid capital trigger event ratio

Total assets/Paid-in capital and reserves (< limit 7.5x)	3.83
Distance to trigger event (UA millions)	6,694.62

Allocable income

Allocable income is a management performance measure for making distributions out of its net income to reserves and developmental activities. Allocable income is net income before distribution approved by the Board, adjusted for the impact of volatile unrealized elements of gains or losses on borrowings at fair value and related derivatives and currency translation gains or losses and hybrid capital adjustments.

At 31 March 2026 and 31 March 2025, allocable income was as follows.

Allocable income

(UA thousands)	2026	2025
Net Income before distribution approved by the Board of Governors	101,185	11,284
Adjustment for volatile elements of gains and losses:		
Unrealized (gains) / losses on borrowings and derivatives	23,719	68,492
Translation (gains)/losses	(16,273)	5,883
Total adjustment for volatile elements of gains and losses	7,446	74,375
Paid - Hybrid capital transaction costs	-	-
Paid - Hybrid capital discretionary coupon	-	-
Projected - Hybrid capital discretionary coupon	(13,536)	(7,961)
*Total Hybrid Capital Adjustments**	(13,536)	(7,961)
Allocable income	**95,095**	**77,698**

* *The projected Hybrid Capital discretionary coupon would be recognized directly in equity if the Bank elects to declare, approve and pay at the next discretionary coupon date.*

** *Hybrid Capital adjustments includes transaction costs on the instrument issuance, discretionary coupons approved and paid from the equity of the Bank and projected discretionary coupons yet to be declared, approved and paid from the equity of the Bank.*

NOTE N – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans and Related Derivatives

Income from loans and related derivatives for the period ended 31 March 2026 and 31 March 2025 was as follows.

Income from loans and related derivatives

(UA thousands)	2026	2025
Interest income on loans not impaired	286,082	298,175
Interest income on impaired loans	13,424	7,078
Interest on loan swaps	2,466	10,855
Total interest income on loans	**301,972**	**316,108**
Commitment & other similar fees	12,153	12,125
Guarantee fees	5,218	5,320
Total fee income	**17,371**	**17,445**
Balance sheet optimization (BSO) fees	(3,468)	(3,609)
Total	**315,874**	**329,944**

Analysis of Interest Income from loans by Operations
Composition of interest income on loans

(UA thousands)	2026	2025
Interest income on Sovereign loans	237,895	247,603
Interest income on Non sovereign loans	61,611	57,650
Interest on loan swaps	2,466	10,855
Total	**301,972**	**316,108**

Income from Treasury Investments and Related Derivatives

Income from Treasury Investments and related derivatives for the period ended 31 March 2026 and 31 March 2025 was as follows.

Income from treasury investments and related derivatives

(UA thousands)	2026	2025
Interest income	134,982	109,044
Realized fair value gains/(losses) on investments	25,172	(318)
Unrealized fair value gains/(losses) on investments	(6,457)	16,360
Subtotal	18,714	16,042
Total	**153,696**	**125,086**

Total interest income on treasury investments at amortized cost for the period ended 31 March 2026 was UA 70.30 million (2025: UA 52.40 million). Interest income on treasury investments includes UA 11.11 million (2025: UA 7.76 million) from investments acquired with the proceeds of the hybrid capital.

Net interest income

The net interest income for the period ended 31 March 2026 and 31 March 2025 was as follows:

Net Interest Income

(UA thousands)	2026	2025
Interest income from loans	301,972	316,108
Interest income from treasury investment	134,982	109,044
Other debt securities	6,882	6,497
Total Interest Income	**443,836**	**431,649**
Borrowing expenses (Note P)	(315,946)	(297,462)
Net interest income	**127,890**	**134,187**

NOTE O – OTHER INCOME

Other Income represents net earnings that arise from other sources and activities apart from the Bank's development related activities and Investment activities. Details for 31 March 2026 and 31 March 2025 are as follows.

Analysis of Other income

(UA thousands)	2026	2025
Management fees	769	1,977
Rental income	327	333
Miscellaneous Income	2,303	652
Board allowances received	44	10
Share of profits in associate	4	-
Others	905	674
Total	**4,352**	**3,646**

NOTE P – BORROWING EXPENSES
Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the year ended 31 March 2026 and 31 March 2025 was as follows.

Interest and amortization of issuance costs

(UA thousands)	2026	2025
Charges to bond issuers	259,818	174,026
Amortization of issuance costs	(1)	(82)
Interest on operating lease	80	113
Total	**259,897**	**174,057**

Total interest expense for financial liabilities not at fair value through profit or loss for the period ended 31 March 2026 was UA 5.23 million (March 2025: UA 5.71 million).

Net Interest on Borrowing and Related Derivatives
Net interest on borrowing-related derivatives for the year ended 31 March 2026 and 31 March 2025 was as follows.

Net interest on borrowings and related derivatives

(UA thousands)	2026	2025
Interest on derivatives payable	394,726	373,729
Interest on derivatives receivable	(338,676)	(250,323)
Total	**56,050**	**123,406**
Net borrowing expenses	**315,947**	**297,463**

Losses on Borrowings and Related Derivatives
Losses on borrowings, related derivatives and others for the year ended 31 March 2026 and 31 March 2025 was as follows.

Losses on borrowings and related derivatives

(UA thousands)	2026	2025
Gains/(Losses) on Derivatives	(165,059)	167,411
Gains/(Losses) on Borrowings	205,535	(224,748)
Losses on Hedged loans	(64,195)	(11,155)
Losses on borrowings, related derivatives and others	**(23,719)**	**(68,492)**

The change on borrowings, related derivatives and others include the income statement effects of hedge accounting, consisting of unrealized losses of UA 3.51 million (March 2025: unrealized gains of UA 0.31 million) on hedge effectiveness and gains of UA 0.07 million (March 2025: gains of UA 0.14 million) on amortization of fair value adjustments on the hedged risk (see Note G).

Valuation adjustment loss in respect of counterparty risk of derivative financial assets (CVA) for the period ended 31 March 2026 amounted to losses of UA 1.99 million (March 2025: losses of UA 8.25 million), whilst valuation adjustment gains relating to credit risk in derivative financial liabilities (DVA) for the period ended 31 March 2026 was gains of UA 30.96 million (March 2025: gains UA 21.48 million).

NOTE Q – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses (including depreciation) based on an agreed-upon cost-sharing formula, which is driven primarily by the staff time spent on individual entity's work program deliverables. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income. In addition to the Administrative expenses, the Bank also incurred other operating expenses.

Details of Administrative expenses and other operating expenses for the period ended 31 March 2026 and 31 March 2025 comprised the following.

Analysis of Administrative Expenses

(UA thousands)	2026	2025
Salaries and wages	89,982	93,996
Other general expenses	17,749	16,896
Total	**107,731**	**110,892**
Depreciation expense	4,280	4,644
Total expense shared	**112,011**	**115,536**
Reimbursable by ADF	(57,158)	(59,206)
Reimbursable by NTF	(256)	(247)
Net cost after reimbursements	**54,597**	**56,083**
Less depreciation expense	(4,280)	(4,644)
Administrative expense, net of depreciation	**50,317**	**51,439**
Other Operating Expenses		
Depreciation	4,280	4,644
Sundry Expenses	1,055	1,478
Total Other Operating Expenses of the Bank	**55,652**	**57,561**

The amount reimbursable to ADB by ADF and NTF is based on the cost sharing ratio applied on the Bank's Group's manpower expenses, other general expenses, depreciation and amortization expenses.

NOTE R: EMPLOYEE BENEFITS

Staff Retirement Plan and Medical Benefits Plan

The table below summarizes the employee benefit liabilities on the balance sheet relating to SRP and MBP as at 31 March 2026 and 31 December 2025.

	Staff Retirement Plan		Medical Benefit Plan		Total	
	2026	2025	**2026**	2025	**2026**	2025
Balance at January 1	190.70	97.87	(274.28)	(266.20)	(83.58)	(168.33)
Employee Benefit Liability for the period	3.26	92.83	(8.14)	(8.08)	(4.88)	84.75
Asset/(Liability) on balance sheet	**193.96**	**190.70**	**(282.42)**	**(274.28)**	**(88.46)**	**(83.58)**

NOTE S – RELATED PARTIES

The following related parties have been identified.

The Bank makes or guarantees loans to some of its members who are also its shareholders and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 27 non-African states (the "regional members" and "non-regional members," respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member country of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note M.

The Board of Directors, which is composed of 20 Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank and, for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and public and private enterprises operating within such countries. The Board of Directors approves such loans.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven primarily by the staff time spent on individual entity's work program deliverables.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note I. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund to further its objectives. Net income allocations by the Bank to ADF are recognized as Revenue in the Fund's financial statements.

The NTF is a special fund administered by the Bank with resources contributed by the Government of Nigeria. The AfDB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank, for which it reimburses the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note Q.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the period ended 31 March 2026 and 31 March 2025 were made up as follows.

Key Management Personnel Compensation

(UA thousands)	**2026**	2025
Salaries	9,914	9,426
Termination and other benefits	1,565	1,427
Contribution to retirement and medical plan	2,142	2,042
Total	**13,621**	**12,895**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. As of 31 March 2026, outstanding balances on loans and advances to management staff and executive directors amounted to UA 0.82 million (31 March 2025: UA 13.44 million).

Note T – Supplementary disclosures
Note T-1: Exchange rates

The rates used for translating currencies into Units of Account at 31 March 2026 and 31 December 2025 were as follows.

		2026	2025
1 UA = 1 SDR =	Algerian Dinar	180.71100	177.44400
	Angolan Kwanza	1,237.2000	1,249.3800
	Australian Dollar	1.98158	2.04792
	Botswana Pula	18.20660	17.90200
	Brazilian Real	7.07874	7.53472
	Canadian Dollar	1.89067	1.87704
	Chinese Yuan Renminbi	9.36821	9.57607
	CFA Franc	773.81900	764.53800
	Danish Kroner	8.81570	8.70769
	Egyptian Pound	74.05140	65.28570
	Ethiopian Birr	213.98650	213.44500
	Euro	1.17968	1.16553
	Gambian Dalasi	98.65000	99.55000
	Ghanaian Cedi	14.91760	14.31130
	Guinean Franc	11,867.600	11,943.000
	Indian Rupee	127.70100	123.14500
	Japanese Yen	216.75100	214.05300
	Kenyan Shilling	176.23600	176.67900
	Korean Won	2,052.7600	1,965.1000
	Kuwaiti Dinar	0.41634	0.41825
	Libyan Dinar	8.69188	7.41666
	Mauritian Rupee	64.03360	63.63590
	Moroccan Dirham	12.71480	12.50120
	New Zambian Kwacha	25.94030	30.31570
	New Zealand Dollar	2.36986	2.37821
	Nigerian Naira	1,882.2000	1,966.3000
	Norwegian Krone	13.22710	13.80330
	Pound Sterling	1.02768	1.01780
	Sao Tomé Dobra	28.96720	28.56380
	Saudi Arabian Riyal	5.08647	5.13563
	South African Rand	23.18650	22.73100
	Swedish Krona	12.90920	12.60130
	Swiss Franc	1.08647	1.08540
	Tanzanian Shilling	3,545.0900	3,353.1000
	Tunisian Dinar	3.99348	3.94471
	Turkish Lira	60.30960	58.69560
	Ugandan Shilling	5,100.4400	4,959.1300
	United States Dollar	1.35639	1.35639
	Vietnamese Dong	35,727.300	34,403.200